3

06014856

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME East Japan Railway Co.

*CURRENT ADDRESS

PROCESSED
JUL 05 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4990 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/5/06

FILE No.
82-4990

(Summary English Translation)

RECEIVED
2006 JUL -3 P 4:5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Business Report for the 19th Fiscal Period

April 1, 2005 through March 31, 2006

East Japan Railway Company

ARI S
3-31-06

To Our Shareholders

Compliments of Satoshi Seino, the President and CEO of the Company, are mentioned.

Outline of Business

Overview:

Annual consolidated results for the 19th fiscal period are outlined.

Transportation Services:
Station Space Utilization Services:
Shopping Centers and Office Building Services:
Other Services:

Outline and annual results of each segment is mentioned. Graphs of operating revenue/operating income (and passenger kilometers with respect to transportation services) are included.

Outline of the Company (As of March 31, 2006)

Transportation Services:

Railway operations:

Operating kilometers: 7,526.8km

(Shinkansen: 1,052.9km, Ordinary railway: 6,473.9km)

Total number of stations: 1,699

Total number of rolling stock: 13,095

Other operations: bus services and monorail services

Station Space Utilization Services:

Station Space Utilization Services:

Major operations: retail sores, restaurants, convenience stores, etc.

Shopping Centers and Office Building Services:

Major operations: operation of shopping centers, lease of office buildings

Other Services:

Major operations: hotel business, advertising and publicity services, housing development and sales business, credit card business, etc.

Total Number of Employees:

Consolidated: 72,802

Non-consolidated: 54,697

A map of the Company's railway network is included.

Information Concerning Shares

Total number of shares authorized to be issued: 16,000,000 shares

Total number of outstanding shares: 4,000,000 shares

Total number of shareholders as of the end of the fiscal year: 300,799 persons

Names of principal shareholders, etc. are mentioned.

Graphs presenting shareholders by category and the number of shares a shareholder represents are included.

Directors and Corporate Auditors (As of June 23, 2006)

Names of 24 directors (including 4 representative directors) and 5 corporate auditors are mentioned.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2006)

	(Millions of yen)
Assets	
Current Assets:	
Cash and time deposits	¥64,542
Notes and accounts receivable - trade	164,481
Fares receivable	37,383
Short-term loans receivable	20,417
Securities	2
Real estate for sale	8,786
Inventories	35,097
Deferred income taxes	55,947
Other current assets	27,186
Allowance for doubtful accounts	(1,743)
Total current assets	412,101
Fixed Assets:	
Property, plant and equipment, net of accumulated depreciation	
Buildings and fixtures	2,929,536
Machinery, rolling stock and vehicles	615,694
Land	2,014,862
Construction in progress	191,915
Other property, plant and equipment	44,340
Total property, plant and equipment, net of accumulated depreciation	5,796,348
Intangible assets	
Intangibles	115,751
Consolidation difference	79
Total intangible assets	115,831
Investments and other assets:	
Investment in securities	246,629
Long-term loans receivable	2,770
Long-term deferred income taxes	193,870
Other investment and other assets	54,784
Allowance for doubtful accounts	(1,245)
Total investment and other assets	496,809
Total fixed assets	6,408,989
Deferred Assets	492
Total Assets	¥6,821,583

Liabilities	*(Millions of yen)*
Current Liabilities:	
Notes and accounts payable - trade	¥54,063
Short-term loans and current portion of long-term loans	116,240
Current portion of long-term liabilities incurred for purchase of railway facilities	141,211
Payables	333,084
Accrued consumption tax	8,816
Accrued income taxes	59,666
Fare deposits received with regard to railway connecting services	11,079
Prepaid railway fares received	91,536
Allowance for bonuses to employees	76,033
Allowance for earthquake-damage losses	2,263
Other current liabilities	232,116
Total current liabilities	1,126,112
Long-term Liabilities:	
Bonds	1,166,260
Long-term loans	678,298
Long-term liabilities incurred for purchase of railway facilities	1,602,445
Long-term deferred tax liabilities	2,478
Accrued employees' severance and retirement benefits	597,789
Other long-term liabilities	265,818
Total long-term liabilities	4,313,090
Total Liabilities	5,439,202
Minority Interests	25,021
Shareholders' Equity	
Common Stock	¥200,000
Capital Surplus	96,600
Retained Earnings	984,525
Net Unrealized Holding Gains on Securities	78,542
Treasury Stock, at Cost	(2,308)
Total Shareholders' Equity	1,357,359
Total Liabilities, Minority Interests and Shareholders' Equity	¥6,821,583

CONSOLIDATED STATEMENT OF INCOME
(Year ended March 31, 2006)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Operating revenues	¥2,592,393
Operating expenses:	
Transportation, other services and cost of sales	1,701,619
Selling, general and administrative expenses	494,673
Total operating expenses	2,196,293
Operating income	396,099
Non-operating income and expenses:	
Non-operating income:	
Interest and dividend income	1,814
Equity in net income of affiliated companies	707
Other non-operating income	19,187
Total non-operating income	21,708
Non-operating expenses:	
Interest expense	136,548
Other non-operating expenses	6,588
Total non-operating expenses	143,136
Ordinary income	274,672

	(Millions of yen)
Extraordinary Items	
Extraordinary gains:	
Gain on sales of fixed assets	23,279
Construction grants received	54,145
Other extraordinary gains	3,950
Total extraordinary gains	81,376
Extraordinary losses:	
Loss on reduction entry for construction grants	46,152
Environmental conservation costs	13,955
Other extraordinary losses	26,305
Total extraordinary losses	86,412
Income before income taxes	269,635
Income taxes-current	125,330
Income taxes-deferred	(15,682)
Minority interests in net income of consolidated subsidiaries	2,412
Net income	¥157,574

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(Translation omitted)

CONSOLIDATED STATEMENT OF CASH FLOWS
(Translation omitted)

SEGMENT INFORMATION BY BUSINESS CATEGORIES
(Translation omitted)

BALANCE SHEET
(As of March 31, 2006)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥35,603
Fares receivable	37,342
Accounts receivable	130,979
Short-term loans receivable	49,085
Real estate for sale	6,905
Inventories	12,648
Prepaid expenses	4,426
Deferred income taxes	48,377
Other current assets	15,189
Allowance for doubtful accounts	(1,609)
Total current assets	338,947
Fixed Assets:	
Fixed assets for railway operations	4,484,487
Fixed assets for other operations	368,860
Fixed assets relating to both operations	314,217
Construction in progress	190,555
Investment and other assets:	
Investment in securities	202,978
Stocks of subsidiaries and affiliated companies	179,686
Long-term loans receivable	100,207
Long-term prepaid expenses	10,049
Long-term deferred income taxes	172,732
Other investment and other assets	18,729
Allowance for doubtful accounts	(566)
Total investment and other assets	683,817
Total fixed assets	6,041,938
Deferred Assets:	
Bond issue discount	361
Total deferred assets	361
Total Assets	¥6,381,247

	(Millions of yen)
Liabilities	
Current Liabilities:	
Short-term loans	¥83,500
Current portion of long-term loans	108,008

Current portion of long-term liabilities incurred for purchase of railway facilities	140,478
Payables	343,586
Accrued expenses	26,880
Accrued consumption tax	6,540
Accrued income taxes	47,884
Fare deposits received with regard to railway connecting services	12,019
Deposits received	17,020
Prepaid railway fares received	91,114
Advances received	60,073
Allowance for bonuses to employees	65,289
Allowance for earthquake-damage losses	2,263
Allowance for environmental conservation costs	3,975
Allowance for "thanks point" costs	1,304
Other current liabilities	50,099
Total current liabilities	1,060,037
Long-term Liabilities:	
Bonds	1,166,360
Long-term loans	668,201
Long-term liabilities incurred for purchase of railway facilities	1,590,068
Accrued employees' severance and retirement benefits	565,339
Other long-term liabilities	85,838
Total long-term liabilities	4,075,807
Total Liabilities	¥5,135,844
Shareholders' Equity	
Common Stock	¥200,000
Capital Surplus:	
Additional paid-in capital	96,600
Other capital surplus:	0
Gain on disposition of treasury stock	0
Total capital surplus	96,600
Retained Earnings:	
Legal reserve	22,173
Voluntary reserves:	
Reserve for special depreciation	611
Reserve for deferred gain on sales of fixed assets	36,933
General reserve	580,000
Total voluntary reserves	617,544
Unappropriated retained earnings	236,785
Total retained earnings	876,503
Net Unrealized Holding Gains on Securities	74,155
Treasury Stock, at Cost	(1,857)
Total Shareholders' Equity	1,245,402
Total Liabilities and Shareholders' Equity	¥6,381,247

STATEMENT OF INCOME

(Year ended March 31, 2006)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Railway operations:	
Operating revenues	¥1,852,602
Operating expenses	1,535,514
Operating income	317,087
Other operations:	
Operating revenues	62,361
Operating expenses	36,997
Operating income	25,364
Total operating income	342,452
Non-operating income and expenses:	
Non-operating income:	
Interest and dividend income	2,850
Other non-operating income	17,056
Total non-operating income	19,907
Non-operating expenses:	
Interest expense	135,777
Other non-operating expenses	5,831
Total non-operating expenses	141,608
Ordinary income	220,751

	(Millions of yen)
Extraordinary Items	
Extraordinary gains:	
Gain on sales of fixed assets	23,163
Construction grants received	53,990
Other extraordinary gains	1,956
Total extraordinary gains	79,111
Extraordinary losses:	
Loss on reduction entry for construction grants	46,031
Environmental conservation costs	13,884
Other extraordinary losses	18,558
Total extraordinary losses	78,474
Income before income taxes	221,388
Income taxes-current	104,857
Income taxes-deferred	(14,042)
Net income	130,573
Unappropriated retained earnings brought forward	120,210
Interim cash dividends	15,988
Unappropriated retained earnings received due to merger	1,989
Unappropriated retained earnings at the end of this fiscal year	¥236,785

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings at the end of this fiscal year	¥236,785,215,738
Reversal of reserve for special depreciation	305,977,068
Reversal of reserve for deferred gain on sales of fixed assets	1,522,978,517
Total	238,614,171,323

The Company will appropriate these amounts as follows:

Dividend (¥4,000 per share)	15,987,995,720
Bonuses to directors and corporate auditors (of which to corporate auditors: ¥23,637,000)	242,956,000
Reserve for deferred gain on sales of fixed assets	3,847,600,335
General reserve	80,000,000,000
Total	100,078,552,055
Unappropriated retained earnings to be carried forward	¥138,535,619,268

TRANSLATION

June 23, 2006

TO OUR SHAREHOLDERS

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Satoshi Seino
President and CEO

Notice of Resolutions at the 19th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 19th Ordinary General Meeting of Shareholders held on the date hereof, reports were made and resolutions were adopted as described below.

Particulars

Matters reported:

1. Presentation of the Business Report, Balance Sheet and Statement of Income for the 19th fiscal year from April 1, 2005 through March 31, 2006

   Contents of the above financial statements were reported.

2. Presentation of the Consolidated Balance Sheet and Consolidated Statement of Income for the 19th fiscal year from April 1, 2005 through March 31, 2006, and Audit Reports of the Accounting Auditor and the Board of Corporate Auditors for the Consolidated Financial Statements

   Contents of the above consolidated financial statements and results of audit were reported.

Matters resolved:

Agenda Item No. 1: Approval of the proposed appropriation of retained earnings for the 19th fiscal year

Approved as proposed. The year-end dividend shall be ¥4,000 per share. Bonuses to directors and corporate auditors shall be ¥242,956,000 (inclusive of ¥23,637,000 to corporate auditors) to 24 directors and 5 corporate auditors.

Agenda Item No. 2: Partial amendments to the Articles of Incorporation

Approved as proposed. Following amendments were made to the Articles of Incorporation.

(1) The method of making the Company's public notices was changed from the placement in *The Nihon Keizai Shimbun* to electronic public notice.

(2) Following amendments were made due to the Business Corporation Law and related laws and regulations becoming effective.

(a) Provisions for (i) issuance of share certificates, (ii) appointment of custodian of shareholders register, (iii) board of directors, (iv) board of corporate auditors and (v) accounting auditor were added. Provisions for the election method and handling business of the custodian of shareholders register were added. Provisions for the election method and the term of office of the accounting auditor were added.

(b) It was clarified that the matters relating to the stock acquisition rights shall be governed by the Share Handling Regulations.

(c) A provision was added that the Company may, in connection with the convocation of a general meeting of shareholders, deem that it has delivered to the shareholders the reference materials, etc. for the general meeting of shareholders using Internet in accordance with the provisions of the Ministerial Ordinance of the Ministry of Justice.

(d) It was clarified that a shareholder of the Company or his standing proxy may entrust his voting rights only to one (1) person, which is the same as before.

(e) It was clarified that the minutes of a general meeting of shareholders shall be prepared in writing or electromagnetic record as stipulated in law or regulation.

(f) A provision was added that when all Directors agree in writing or electromagnetic record on the matters to be resolved at the Board of Directors, and Corporate Auditors do not express an objection, it shall be deemed as a resolution to approve such matters by the Board of Directors.

(g) The references to the provisions of law were changed to the reference to the provisions of the Business Corporation Law, and the terms and expressions were changed as well.

(3) The number of Directors was amended to not more than thirty (30).

(4) The supplementary provision concerning the term of office of Corporate Auditors was deleted.

Agenda Item No. 3: Election of twenty-four (24) Directors

As proposed, Messrs. Mutsutake Otsuka, Yoshio Ishida, Satoshi Seino, Nobuyuki Hashiguchi, Nobuyuki Sasaki, Tetsujiro Tani, Yoshiaki Arai, Tetsuro Tomita, Masanori Tanaka, Masaki Ogata, Masahiko Ogura, Kazuyuki Kogure, Yoichi Minami, Katsumi Asai, Tsugio Sekiji, Hiroshi Sawada, Hiroyuki Nakamura, Toru Owada, Seiichiro Oi, Yoshitaka Taura, Yuji Fukasawa, Isao Iwasaki, Takeshi Inoo and Takeshi Sasaki were elected as Directors and assumed their offices.

Additional Information

At the meeting of the Board of Directors held following the conclusion of this Ordinary General Meeting of Shareholders, following persons were elected as Representative Director/Director with executive position and assumed their offices as follows:

Chairman and Director	Mutsutake Otsuka
Vice Chairman and Director	Yoshio Ishida
President and Representative Director	Satoshi Seino
Executive Vice President and Representative Director	Nobuyuki Hashiguchi
Executive Vice President and Representative Director	Nobuyuki Sasaki
Executive Vice President and Representative Director	Tetsujiro Tani
Executive Director	Yoshiaki Arai
Executive Director	Tetsuro Tomita
Executive Director	Masanori Tanaka
Executive Director	Masaki Ogata
Executive Director	Masahiko Ogura
Executive Director	Kazuyuki Kogure
Executive Director	Yoichi Minami

RECEIVED
2006 JUL -3 P 4:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TRANSLATION

NOTICE OF THE 19TH ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN TOKYO, JAPAN ON JUNE 23, 2006

(This is a translation, for information purpose only, of the original Notice of the General Meeting of Shareholders in the Japanese language dispatched to shareholders in Japan. Certain omissions and modifications have been made from the original Japanese notice. The financial statements included in this Notice have been prepared in accordance with the Commercial Code and related laws and regulations of Japan.)

EAST JAPAN RAILWAY COMPANY

TOKYO, JAPAN

TRANSLATION

June 2, 2006

TO OUR SHAREHOLDERS

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Satoshi Seino
President and CEO

Notice of Convocation of the 19th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 19th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS, PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US.

Particulars

1. Date: At 10:00 a.m., on Friday, June 23, 2006

2. Place: Hotel New Otani (Main Tower)
4-1, Kioicho, Chiyoda-ku, Tokyo, Japan

* * * * * * * * * *

If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and surrender it to the receptionist at the place of the Meeting.

3. Purpose of Meeting:

Matters to be reported:

1. Presentation of the Business Report, Balance Sheet and Statement of Income for the 19th fiscal year from April 1, 2005 through March 31, 2006

2. Presentation of the Consolidated Balance Sheet and Consolidated Statement of Income for the 19th fiscal year from April 1, 2005 through March 31, 2006, and Audit Reports of the Accounting Auditor and the Board of Corporate Auditors for the Consolidated Financial Statements

Matters to be resolved:

Agenda Item No. 1: Approval of the proposed appropriation of retained earnings for the 19th fiscal year

Agenda Item No. 2: Partial amendments to the Articles of Incorporation

The substance of this proposed agendum is as set forth in "Reference Materials Concerning the Exercise of Voting Rights" below.

Agenda Item No. 3: Election of twenty-four (24) Directors

(Attached Materials)

BUSINESS REPORT

For the fiscal year from April 1, 2005 through March 31, 2006

I. SUMMARY OF OPERATIONS

1. Business Progress and Results of the Group

(1) Overview

Regarding the Japanese economy during this fiscal year, a continued increase in capital investment against a backdrop of strong corporate performance, the start of growth in personal consumption in response to improvement in the employment environment, and other factors combined to sustain a firm trend toward recovery. Amid these economic conditions, we worked to increase our revenues by upgrading transportation service, actively developing non-transportation operations centered on stations and taking other such measures. In addition, we proactively initiated such businesses as that involving "Suica" services.

As a consequence, during this fiscal year, increases in the operating revenues of each business segment caused a 2.2% increase in operating revenues from the previous fiscal year, to ¥2,592.3 billion. The reduction of personnel expenses and other factors supported a 10.5% rise in operating income, to ¥396.0 billion. Ordinary income surged 29.4%, to ¥274.6 billion, reflecting such factors as a drop in loss for the redemption of corporate bonds. Net income amounted to ¥157.5 billion, up 41.2% from the previous fiscal year.

On December 25, 2005, the accident of a limited express train on the Uetsu line caused victims and injuries among passengers. We are praying for the souls of the victims, and also expressing our deepest and sincerest regret to the bereaved families of the victims as well as to other passengers involved in the accident and their families. A thorough investigation of the cause of the accident is being implemented by the Aircraft and Railway Accidents Investigation Commission of the Ministry of Land, Infrastructure and Transport (MLIT). Seeking to fulfill our responsibility as a railway operator, we have established an internal unit— Commission for ascertaining the cause and examining the measures of the Uetsu line accident —that is cooperating closely with the MLIT commission and other entities as it works to thoroughly investigate the cause of the accident and implement all possible countermeasures.

(2) Summary of Operations by Business Segment

A. Transportation Services

As for transportation services, in railway operations, we upgraded facilities in order to improve safety. We also worked to increase revenues by utilizing railway networks and developed customer services through improvement of railway facilities, and customer liaison and other services.

On the safety measure side, we strove to boost operational safety based on "Safety Plan 2008". To prevent train accidents, we promoted applications of the ATS-P and ATS-Ps systems, which automatically stop trains in order to prevent collisions as well as overspeed particularly on curved sections. With respect to countermeasures for earthquakes, having learned lessons from the Niigata Chuetsu Earthquake, we accelerated strengthening work on elevated railroads, implemented strengthening work on tunnels, investigated the Shinkansen derailment mechanism, and took other measures. Facilities damaged by the Niigata Chuetsu Earthquake including Shinanogawa electric power plant were fully restored by March 2006. To enhance stable transportation, we implemented countermeasures to prevent accidents caused by rainfall in the Tokyo metropolitan area. Furthermore, campaigns such as the "Challenge Safety Campaign" continued to be undertaken to raise employees' safety consciousness. After the accident on the Uetsu line on December 25, 2005, we implemented all possible safety countermeasures such as tentative review of the standard for operation control in windy conditions. Moreover, we established the "Commission for ascertaining the cause and examining the measures of the Uetsu line accident" to ascertain the cause of the accident and examine countermeasures, and established the "Disaster Prevention Research Laboratory" in our company to research aspects such as the prevention of train disasters caused by natural phenomena and the minimization of damage.

As for customer service, in order to improve overall customer service across our company from the customer's point of view, we established "Customer Service Department" in July 2005. We also increased the number of stations where our "Improvement of Customer Service" program, aimed at establishing the corporate culture where employees act with initiative to provide customer-oriented services, was carried out. We have also categorized the telephone numbers by nature of inquiry, in order to facilitate the use of our telephone center. Furthermore, in response to customers' requests and increasing social momentum, we introduced women-only cars on morning commuter trains bound for central Tokyo on the Saikyo and Chuo lines. In addition, we prohibited smoking in the public areas of Shinkansen and limited express trains in August 2005 as well as in the entire cars of the Nagano Shinkansen, Narita Express, and express trains on the Sobu, Sotobo and Uchibo lines in December 2005. Also we improved station accessibility for elderly and handicapped passengers, by increasing elevators and escalators at the stations and encouraging employees to obtain service assistant qualifications.

With respect to the "Suica", we launched the Suica service in Niigata area in January 2006, and started the "Mobile Suica" service, which integrates Suica functions into mobile phone. Also in conjunction with the service schedule revision in March 2006, the "Green Car Suica System" was introduced on the Tokaido, Sobu (rapid), Yokosuka and other lines. Approximately 15.7 million Suica cards had been issued as of the end of this fiscal year.

In sales and marketing, we promoted the "Fukushima Prefecture Aizu Destination Campaign" and the "Visit Yoshitsune Legend Campaign", and, in conjunction with the start of cooperative operation of limited express trains with Tobu Railway Co., Ltd., launched packages for the Nikko and Kinugawa regions, released travel information through various media and carried out other marketing activities, in order to stimulate tourist travel in our operating area. We also started "Otona no Kyujitsu Club: Zipangu" and "Otona no Kyujitsu Club: Middle", targeting seniors and baby boomers, and actively called for members. To attract visitors from overseas to Japan, we promoted travel packages such as group travel using Shinkansen and trials of sleeper trains through the "JR East Overseas Visitors Center". Furthermore, to increase sales of domestic travel package brand "View", we introduced

"View Web", an Internet reservation system for travel agents replacing reservations made by telephone, etc., which was used in approximately 1,150 sales offices of 85 travel agents, and we also started the "Mobile View" service from February 2006, enabling reservation of View products from mobile phones.

As for train services, three service schedule revisions were implemented during this fiscal year. In the service schedule revision in July 2005, we increased the number of "Fresh Hitachi" limited express trains on the Joban line running during the morning and evening hours to improve seating availability during commuting time, and launched "special rapid" trains using new-model rolling stock. In the service schedule revision in December 2005, with respect to Shinkansen, "Hayate" increased two roundtrip operations and "Tsubasa" and "Komachi" increased one roundtrip operation respectively, and the travel time from the Tokyo metropolitan area to each station between Furukawa and Shin-Hanamaki was reduced by improving transfer for "Hayate" and "Yamabiko" trains at Sendai station. In the service schedule revision in March 2006, cooperative operation with Tobu Railway Co., Ltd. of limited express trains arriving and departing Shinjuku was started to enhance tourist transportation from western Tokyo and Kanagawa area to the Nikko and Kinugawa regions, and the number of "Fresh Hitachi" limited express trains on the Joban line running during the morning and evening hours was increased following the July 2005 revision, to further improve seating availability.

In research and development, after the derailment of a Shinkansen train at the time of the Niigata Chuetsu Earthquake, we investigated the derailment mechanism and researched and developed countermeasures. We also started test runs of "FASTECH 360 S", a Shinkansen high-speed prototype train, set to achieve a maximum speed of 360km/h. Utilizing the research results for the "NE Train (New Energy Train)", an environmentally-friendly hybrid train, we created the world's first hybrid railcar in commercial use, which is scheduled to start operations on the Koumi line from summer 2007. In addition, we have researched and developed a system to provide necessary information to passengers in the case of train service disruption, such as operation information, transfer information and train location information, in a timely and comprehensive manner.

As for environmental protection measures, we started using power-saving rolling stock and promoted the recycling of waste generated in the stations, trains, general rolling stock centers and other facilities. We continued to promote the "Adatara Tree-Planting Project" campaign, to revitalize the forest by planting trees indigenous to the region. In addition, to increase public awareness of the environmental benefits of railways, we collaborated with the MLIT on the "Ecology by Promoting Railways Campaign" to promote the use of railways as a form of easy-to-apply environmental protection. With respect to environmental management, all general rolling stock centers have obtained ISO14001 certification, and one of the branch offices has started "JR East Environmental Activities", environmental protection activities, ahead of the company-wide promotion.

In bus operations, amid a harsh competitive operating environment, we expanded our highway bus routes and also introduced a new sales system, and created additional services that meet customer needs. Continuing from the previous year, we strove to enhance bus usage through introduction of new-model vehicles improving safety and comfort.

In monorail operations, we introduced a revision of service schedule in April 2005 that greatly augmented the number of rapid trains running on weekends and holidays to improve access to Haneda Airport. We also proceeded with the construction of a sidetrack at Showajima station scheduled to be opened during the fiscal year ending March 31, 2007, for the purpose of increasing transportation capacity.

As a result, for railway operations, the number of passengers was 5.9 billion, up 0.8% from the previous fiscal year, and passenger kilometers were 126.1 billion, up 0.8% from the previous fiscal year. Operating revenues from transportation services advanced 1.4% from the previous fiscal year, to ¥1,861.7 billion, and, due to reductions in personnel expenses and other factors, operating income grew 12.1% from the previous fiscal year, to ¥297.7 billion.

B. Station Space Utilization Services

In the station space utilization services, we continued to implement our "Station Renaissance" business strategy, which aims to create new station environments for the 21st century. Specifically, we completed such development projects as the first phase of the "Dila Ofuna" project in Kanagawa and the "Dila Koenji" project in Tokyo while proceeding with large-scale station development projects at Morioka station, Utsunomiya station, Takasaki station, and other stations. We increased the number of "NEWDAYS" convenience stores and undertook the refurbishment and business stimulation promotion projects at existing stores in that chain. Aiming to further increase the appeal of space within station complexes based on our new business model for creating retail outlets within station complexes, we launched the "Ecute Omiya" store in Saitama in the previous fiscal year, followed by the "Ecute Shinagawa" store in Tokyo, which opened in October 2005.

As a result, the operating revenues from the station space utilization services increased 4.1% from the previous fiscal year, to ¥395.7 billion. Operating income surged 15.4% from the previous fiscal year, to ¥30.4 billion.

C. Shopping Centers and Office Buildings Services

In shopping center operations, we opened "Atré Vie Akihabara" in Tokyo and "Odawara LUSCA" in Kanagawa as well as undertaking renewals of "S-PAL Sendai" in Miyagi, "Montres" in Gunma, "Atré Meguro" in Tokyo and "Atré Kameido" in Tokyo. For other shopping centers, we actively recruited powerful tenants with ability to attract customers. Measures to promote low-cost operation and to strengthen marketing capabilities and financial position in this business segment included reorganizing 10 shopping center management companies into 4 companies through merger.

Regarding office building business, in July 2005, we established JR East Building Co., Ltd., to serve as the hub of our office building business. We moved forward with measures to consolidate the office building management business of all Group companies, increase the efficiency of that business, and strengthen the operational systems used in that business. In addition, in October 2005 we opened "Tokyo Building" in Tokyo, developed together with Mitsubishi Estate Co., Ltd. and The Bank of Tokyo-Mitsubishi, Ltd. (currently The Bank of Tokyo-Mitsubishi UFJ, Ltd.) utilizing the "Special Floor-Area Ratio Zone Program" for the first time in Japan.

As a result, operating revenues from the shopping centers and office buildings services increased 4.8% from the previous fiscal year, to ¥198.2 billion. Operating income advanced 8.1% from the previous fiscal year, to ¥53.8 billion.

D. Other Services

As for other services, in hotel operations, we unveiled "HOTEL METS Akabane" in Tokyo and "HOTEL METS Fukushima" in Fukushima. We also merged hotel operation companies in the Tokyo metropolitan area to fortify competitiveness through an efficient management system. In advertising and publicity operations, we moved ahead with measures to increase sales of rail car body advertising, expanded and strengthened onboard video advertising centered on monitors in the Yamanote line trains, and otherwise worked to broaden the scope of advertising operations and to develop new products that meet customer needs. We also actively developed advertisement systems using new technologies, such as testing of advertising using wireless LAN via digital monitors installed in advertising spots in Keihin Tohoku line trains and information provision test using electronic papers in Tokyo station. In housing development and sales, we continued selling housing properties, such as "VIEW Verger Annaka-Haruna" in Gunma Prefecture. Also, we initiated fitness business operations with the opening of the "Jexer Fitness Club Akabane" in Tokyo and launched "Location Service", which provided stations and trains as locations for the filming of movies, television dramas, television commercials and other projects.

With regard to development of IT-related businesses centered on Suica, the "IT Business Development Headquarters" consisting of "IT Business Department" engaged in Suica electronic money business, etc. and "Credit Card Department" engaged in credit card business, etc., was established in July 2005 aimed at speedy business operation, and promoted business alliances with financial and retail companies to improve convenience for customers and to expand the business area.

In the credit card business, we began issuing the "View Suica", which can be used as a commuter pass, and other cards issued in cooperation with such leading companies as Mizuho Bank, Ltd. and Bic Camera Co., Ltd. We also launched members-only "Mobile Suica" service, which integrates Suica functions into mobile phone, and took other measures that enabled the recruitment of a record-high of more than 690,000 new credit card members during the fiscal year. With respect to "VIEW ALTTE", an ATM service in stations, a withdrawal service for leading banks such as Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation was started, and ATM installation has been expanded to places such as the Bic Camera stores.

In the Suica electronic money shopping service, we started to launch "Suica Station" where Suica electronic money can be used in the entire station, including the station complex, stores in the station building, beverage vending machines and lockers, at each station in the Yamanote line and surrounding hub stations. We also actively recruited member stores among convenience stores and restaurants in the town. As a result, Suica electronic money could be used in approximately 5,500 stores as of March 31, 2006. In addition, we promoted a "building entry and exit management system" utilizing Suica.

As a result, operating revenues from other services rose 5.6% from the previous fiscal year, to ¥490.0 billion, and operating income decreased 11.3% from the previous fiscal year, to ¥15.5 billion, due to an increase of operating expenses reflecting provisions for reserve related to a credit card reward program.

E. Operating Revenues, etc. by Business Segment

Operating revenues, etc. by business segment of the Group for this fiscal year were as described below.

(Billions of yen)

	Transportation	Station Space Utilization	Shopping Centers & Office Buildings	Other Services	Total	Elimination and/or Corporate	Consolidated
Operating revenues							
Outside customers	1,805.4	383.9	190.4	212.6	2,592.3	-	2,592.3
Inside group	56.3	11.8	7.7	277.4	353.3	(353.3)	-
Total	1,861.7	395.7	198.2	490.0	2,945.7	(353.3)	2,592.3
Operating expenses	1,564.0	365.2	144.3	474.5	2,548.2	(351.9)	2,196.2
Operating income	297.7	30.4	53.8	15.5	397.5	(1.4)	396.0

(3) Challenges for the Group

We recognized this fiscal year as the critical period to form a basis of long-term development since it was the first year of "New Frontier 2008", the medium-term business plan, and aimed at improvement of business results through the services with which customers were satisfied and reinforcement of the Group's collective strength.

Under such circumstances, we sincerely regret the train accident in the Uetsu line on December 25, 2005, as we have been working to ensure safety as our top priority task. We will work to thoroughly investigate the cause of the accident and implement all possible countermeasures never to repeat such accident. We will intensify our efforts in aiming for "Ultimate Safety" so that our customers can use our services with an easy mind.

We will strive to improve our business results by steadily implementing the "New Frontier 2008", in order to return more profits to our shareholders. At the same time, we will strive to pursue social responsibility as a corporate group in accordance with our shareholders' expectations. Continued understanding and support from shareholders would be greatly appreciated.

2. Capital Investment of the Group

We made capital investments with a focus on safe and stable transportation, establishment of competitive transportation network, promotion of "Station Renaissance", introduction of IT technology, reduction in maintenance cost and increase in profitability in order to accomplish the "New Frontier 2008".

Total amount of capital investment during this fiscal year was ¥361.3 billion. Major investments are as described below:

(1) Major Construction Works Completed

(a) Transportation Services

- Introduction of Autonomous decentralized Transport Operation/control System (ATOS) (the Saikyo line and 4 other railway sections)
- Constructions to prevent accidents from rainfall (the Yamanote line and 3 other railway sections)
- Installations of elevators and escalators (185 at Koenji and 58 other stations)
- Digitalization of ATC systems on the Tohoku Shinkansen (between Furukawa and Morioka on the Tohoku Shinkansen)
- Restoration from the damages by the Niigata Chuetsu Earthquake
- Constructions to prepare for large-scale earthquakes (reinforcement of 6,190 pillars of the elevated railway tracks, etc.)
- New building of Shinkansen rolling stock (65 cars)
- New building of express train rolling stock (45 cars)
- New building of commuter train rolling stock for the Tokyo metropolitan area (416 cars)

(b) Station Space Utilization Services
- Store development based on Station Renaissance program (Shinagawa station and Takasaki station, etc.)

(c) Shopping Centers and Office Buildings Services
- Construction of daily-life shopping centers (Akihabara station and Odawara station, etc.)
- Construction of Tokyo Building

(d) Other Services
- Construction of HOTEL METS (Akabane and Fukushima)

(2) Major Construction Works in Progress

(a) Transportation Services
- Constructions to prepare for large-scale earthquakes
- Constructions to prevent accidents from rainfall (the Tokaido line and 5 other railway sections)
- Expansion of the automatic train stopping system (ATS-P and ATS-Ps)
- Digitalization of ATC systems on conventional lines (the Yamanote line and the Keihin Tohoku line)
- Digitalization of ATC systems on the Tohoku and Joetsu Shinkansen
- Expansion of Suica usage
- Installations of elevators and escalators
- New building of commuter train rolling stock for the Tokyo metropolitan area

(b) Station Space Utilization Services
- Store development based on Station Renaissance program (Tachikawa station and Nippori station, etc.)

(c) Shopping Centers and Office Buildings Services
- Tokyo station Yaesu area development (Gran Tokyo North Tower first phase and Gran Tokyo South Tower)

- Construction of Tokyo Station Nihombashi Entrance Building (Sapia Tower)
- Construction of daily-life shopping centers (Noborito station, etc.)

(d) Other Services
- Construction of HOTEL METS (Koenji and Tachikawa)
- Construction of sports facilities (Ueno)

3. Fund Raising of the Group

We issued bonds and borrowed long-term loans principally from banks, as detailed below, mainly to apply the funds for repayment of long-term liabilities.

	Amount	Details
Bonds	¥160.3 billion	Domestic straight bonds: ¥110.0 billion Euro bonds denominated in pound sterling: ¥50.3 billion
Long-term loans principally from banks	¥105.7 billion	
Total	¥266.0 billion	

4. Changes in Results of Operations and State of Assets of the Group and the Company

(1) Changes in Results of Operations and State of Assets of the Group

(Billions of yen, except per share amount)

	16th Fiscal Year (April 2002 to March 2003)	17th Fiscal Year (April 2003 to March 2004)	18th Fiscal Year (April 2004 to March 2005)	19th Fiscal Year (April 2005 to March 2006)
Operating revenues	2,565.6	2,542.2	2,537.4	2,592.3
Ordinary income	202.6	225.3	212.3	274.6
Net income	97.9	119.8	111.5	157.5
Earnings per share	24,453 yen	29,928 yen	27,868 yen	39,369 yen
Total assets	6,853.4	6,781.6	6,716.2	6,821.5
Net assets	981.8	1,100.1	1,183.5	1,357.3

- In the 16th fiscal year, we strove to increase revenues by utilizing management resources, including railway network such as Shinkansen with the launch of the section between Morioka and Hachinohe and station facilities, and promoted management efficiency through overall revision of costs and streamlining of assets. Operating revenues were ¥2,565.6 billion, ordinary income was ¥202.6 billion and net income was ¥97.9 billion.

- In the 17th fiscal year, we strove to increase revenues by utilizing management resources, including railway network and station facilities, and promoted management efficiency through overall revision of costs. Operating revenues were ¥2,542.2 billion, ordinary income was ¥225.3 billion and net income was ¥119.8 billion.

- In the 18th fiscal year, we strove to increase revenues by reinforcing railway network and promoting life-style business utilizing station facilities, and actively developed new businesses aiming at a sustainable development. Operating revenues were ¥2,537.4 billion, ordinary income was ¥212.3 billion and net income was ¥111.5 billion.

- Performance for the 19th fiscal year (this fiscal year) is as described in "1. Business Progress and Results of the Group" above.

(2) Changes in Results of Operations and State of Assets of the Company

(Billions of yen, except per share amount)

	16th Fiscal Year (April 2002 to March 2003)	17th Fiscal Year (April 2003 to March 2004)	18th Fiscal Year (April 2004 to March 2005)	19th Fiscal Year (April 2005 to March 2006)
Operating revenues	1,899.4	1,897.2	1,883.1	1,914.9
Railway operations	1,837.3	1,837.3	1,824.6	1,852.6
Other operations	62.1	59.8	58.5	62.3
Ordinary income	164.0	183.2	165.8	220.7
Net income	86.9	104.3	96.0	130.5
Earnings per share	21,693 yen	26,035 yen	23,970 yen	32,606 yen
Total assets	6,315.3	6,307.3	6,287.6	6,381.2
Net assets	925.0	1,028.7	1,099.7	1,245.4

II. SUMMARY OF THE COMPANY (As of March 31, 2006)

1. Major Businesses of the Group

The Group is engaged in four categories of services, (i) transportation, (ii) station space utilization, (iii) shopping centers and office buildings and (iv) other services.

(1) Transportation Services

We are engaged in passenger transportation services with a focus on railway operations. Outline of the railway operations of the Company is as described below.

Branch Office	Number of Stations	Operating kilometers (Kilometers)		
		Conventional lines	Shinkansen lines	Total
Tokyo Branch Office	80	178.1	17.8	195.9
Yokohama Branch Office	108	327.9	-	327.9
Hachioji Branch Office	94	287.1	-	287.1
Omiya Branch Office	76	313.0	166.5	479.5
Takasaki Branch Office	89	367.8	165.5	533.3
Mito Branch Office	112	470.1	-	470.1
Chiba Branch Office	158	592.2	-	592.2
Sendai Branch Office	288	1,122.8	223.6	1,346.4
Morioka Branch Office	230	977.5	234.5	1,212.0
Akita Branch Office	143	637.2	-	637.2
Niigata Branch Office	190	772.0	168.0	940.0
Nagano Branch Office	131	428.2	77.0	505.2
Total	1,699	6,473.9	1,052.9	7,526.8

The number of rolling stock is 13,095 (11,704 electric railcars, 245 passenger railcars, 531 diesel railcars, 182 locomotives and 433 other rolling stock).

In relation to transportation services, we operate bus services and monorail services.

(2) Station Space Utilization Services

We create commercial space in the stations, and develop retail stores, restaurants and convenience stores, etc.

(3) Shopping Centers and Office Buildings Services

We develop the stations and surrounding sites to operate shopping centers and lease office buildings, etc.

(4) Other Services

We conduct hotel business, advertising and publicity services, housing development and sales business and credit card business, etc.

2. Main Business Offices, etc. of the Group

(1) The Company

Head Office: 2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo

Organizations affiliated to Head Office:

Research & Development Center of JR East Group (Saitama)
Overseas Offices (New York, Paris)
JR East General Education Center (Fukushima)
JR Tokyo General Hospital
JR East Health Promotion Center (Tokyo)

Branch Offices, etc.:

Tokyo Branch Office, Yokohama Branch Office
Hachioji Branch Office, Omiya Branch Office
Takasaki Branch Office, Mito Branch Office
Chiba Branch Office, Sendai Branch Office
Morioka Branch Office, Akita Branch Office
Niigata Branch Office, Nagano Branch Office
Shinkansen Transport Department (Tokyo)
Tokyo Construction Office, Tokyo Electric Construction Office
Tohoku Construction Office (Miyagi)
Joshinetsu Construction Office (Gunma)
Yamagata Branch, Fukushima Branch, Aomori Branch
Niitsu Rolling Stock Plant

(2) Subsidiaries

JR Bus Kanto Co., Ltd. (Tokyo)
Nippon Hotel Co., Ltd. (Tokyo)
East Japan Kiosk Co., Ltd. (Tokyo)
Tokyo Monorail Co., Ltd. (Tokyo)
LUMINE Co., Ltd. (Tokyo)
JR Bus Tohoku Co., Ltd. (Miyagi)
Sendai Terminal Building Co., Ltd. (Miyagi)
The EKIBIRU Development Co. TOKYO (Tokyo)
JR East Urban Development Corporation (Tokyo)
Nippon Restaurant Enterprise Co., Ltd. (Tokyo)
East Japan Railway Trading Co., Ltd. (Tokyo)
JR East Japan Information Systems Company (Tokyo)
East Japan Marketing & Communications, Inc. (Tokyo)
East Japan Eco Access Co., Ltd. (Tokyo)
JR East Mechatronics Co., Ltd. (Tokyo)
JR East Facility Management Co., Ltd. (Tokyo)

3. Employees of the Group and the Company

(1) Employees of the Group

Business segment	Number of employees	
Transportation services	55,616	(1,034)
Station space utilization services	4,572	(7,559)
Shopping centers and office buildings services	1,609	(790)
Other services	11,005	(9,207)
Total	72,802	(18,590)

(Notes)

1. Number of employees shows the number of persons at work (excluding those seconded to other companies and including those seconded from other companies for each of the Group companies). Number of temporary employees are shown in parentheses and is not included in the number of employees.

2. Number of temporary employees does not include dispatched employees and part-timers working for a short time.

(2) Employees of the Company

Number of employees (Increase or decrease during the fiscal year)	Average age	Average years of service
54,697 (Decrease by 1,620)	42.7 years	15.2 years

(Notes)

1. Number of employees shows the number of persons at work (excluding those seconded to other companies and including those seconded from other companies).

2. Average age and average years of service show the figures excluding those seconded from other companies.

4. Information concerning Shares

(1) Total number of shares authorized to be issued by the Company
16,000,000 shares

(2) Total number of issued shares
4,000,000 shares

(3) Total number of shareholders (including fractional shareholders)
300,799 persons

(4) Principal shareholders

Name of shareholder	Number of shares held	Ratio of voting rights	Investment by the Company in principal shareholder	
			Number of shares held	Investment ratio
	(Shares)	(%)	(Shares)	(%)
Japan Trustee Services Bank, Ltd. (as Trustee)	262,642.00	6.58	-	-
The Master Trust Bank of Japan, Ltd. (as Trustee)	257,826.00	6.45	-	-
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	125,203.15	3.13	-	-
The JR East Employees Shareholding Association	109,546.00	2.74	-	-
Sumitomo Mitsui Banking Corporation	105,303.15	2.64	-	-
Mizuho Corporate Bank, Ltd.	100,066.00	2.51	-	-
Mizuho Bank, Ltd.	100,061.56	2.50	-	-
State Street Bank and Trust Company 505103	87,855.00	2.20	-	-
Nippon Life Insurance Company	80,155.60	2.01	-	-
The Dai-ichi Mutual Life Company	71,000.00	1.78	-	-

(Notes)

1. Japan Trustee Services Bank, Ltd. and The Master Trust Bank of Japan, Ltd. hold all shares as trustee.

2. As of March 31, 2006, the Company held 15,810.54 shares (0.15% of total shares) of common stock of Mitsubishi UFJ Financial Group, Inc., the parent company of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

3. As of March 31, 2006, the Company held 17,231.00 shares (0.23% of total shares) of common stock of Sumitomo Mitsui Financial Group, Inc., the 100% owning parent company of Sumitomo Mitsui Banking Corporation.

4. As of March 31, 2006, the Company held 62,615.00 shares (0.52% of total shares) of common stock of Mizuho Financial Group, Inc., the 100% owning parent company of Mizuho Corporate Bank, Ltd. and Mizuho Bank, Ltd.

(5) Acquisition, disposition, etc. and holding of the treasury stock

(a) Acquired stock

Common stock:	70.75 shares
Total acquisition amount:	¥47 million

(b) Disposed stock

Common stock:	14.54 shares
Total disposition amount:	¥9 million

(c) Invalidated stock
Not applicable.

(d) Stock held at the end of this fiscal year

Common stock:	3,001.07 shares

5. Group Activities

(1) Principal Subsidiaries

Name of subsidiary	Stated capital (Millions of yen)	Ratio of voting rights held by the Company (%)	Main business
JR Bus Kanto Co., Ltd.	4,000	100.0	Passenger bus transport services
Nippon Hotel Co., Ltd.	4,000	100.0	Hotel operations
East Japan Kiosk Co., Ltd.	3,855	90.9	Retail sales
Tokyo Monorail Co., Ltd.	3,000	70.0	Monorail transport services
LUMINE Co., Ltd.	2,375	89.5	Real estate leasing
JR Bus Tohoku Co., Ltd.	2,350	100.0	Passenger bus transport services
Sendai Terminal Building Co., Ltd.	1,800	99.5 (2.9)	Hotel operations
The EKIBIRU Development Co. TOKYO	1,500	100.0	Real estate leasing
JR East Urban Development Corporation	1,450	100.0	Real estate leasing
Nippon Restaurant Enterprise Co., Ltd.	730	91.3 (2.4)	Restaurant business and retail sales
East Japan Railway Trading Co., Ltd.	560	100.0	Wholesale
JR East Japan Information Systems Company	500	100.0	Information processing
East Japan Marketing & Communications, Inc.	250	100.0	Advertising and publicity
East Japan Eco Access Co., Ltd.	120	100.0	Cleaning services
JR East Mechatronics Co., Ltd.	100	100.0	Maintenance services
JR East Facility Management Co., Ltd.	50	100.0	Building maintenance

(Note)

Ratio of voting rights in parentheses represents shares held indirectly by the Company and is included in the "Ratio of voting rights held by the Company".

(2) Progress and Results of Group Activities During this Fiscal Year

With respect to Nippon Hotel Co., Ltd., Hotel Metropolitan Co., Ltd. merged with Hotel Edmont Co., Ltd. and former Nippon Hotel Co., Ltd. and the merged company changed its corporate name to Nippon Hotel Co., Ltd. With respect to Nippon Hotel Co., Ltd., Sendai Terminal Building Co., Ltd., The EKIBIRU Development Co. TOKYO and Nippon Restaurant Enterprise Co., Ltd., ratio of the Company's voting rights has been changed due to transfer of shares relating to the organizational restructuring within the Group, and other factors.

As of March 31, 2006, the Company had 86 consolidated subsidiaries, including 16 principal subsidiaries described in (1) above, and two affiliated companies accounted for by the equity method. During this fiscal year, two companies (JR East Building Co., Ltd. and Shinnihon Linen Co, Ltd.) was newly consolidated and eight companies (Omori Primo Co., Ltd., Akihabara Co., Ltd., Lumine Chigasaki Co., Ltd., Abonde Co., Ltd., Aomori Station Development Co., Ltd., Kumagaya Station Development Co., Ltd., Hotel Edmont Co., Ltd. and former Nippon Hotel Co., Ltd.) were excluded from consolidation. There was no change to affiliated companies accounted for by the equity method during this fiscal year.

Consolidated operating revenues for this fiscal year amounted to ¥2,592.3 billion, an increase of 2.2% compared with the previous fiscal year. Consolidated net income for this fiscal year amounted to ¥157.5 billion, an increase of 41.2% compared with the previous fiscal year.

6. Principal Lenders

Name of lender	Borrowings outstanding (Millions of yen)	Shares of the Company held by the lenders: Number of shares held (Shares)	Shares of the Company held by the lenders: Ratio of voting rights (%)
Development Bank of Japan	185,245	-	-
Mizuho Corporate Bank, Ltd.	103,500	100,066.00	2.51
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	97,000	125,203.15	3.13
Sumitomo Mitsui Banking Corporation	79,500	105,303.15	2.64
Nippon Life Insurance Company	28,000	80,155.60	2.01
The Mitsubishi UFJ Trust and Banking Corporation	26,000	66,002.00	1.65
Mizuho Bank, Ltd.	25,000	100,061.56	2.50
The Dai-Ichi Mutual Life Insurance Company	25,000	71,000.00	1.78

7. Directors and Corporate Auditors

Position	Name	Duty or principal occupation
Chairman	Masatake Matsuda	
Vice Chairman	Yoshio Ishida	Technology and Overseas Related Affairs
President and CEO (Representative Director)	Mutsutake Otsuka	
Executive Vice President (Representative Director)	Satoshi Seino	Director General of Corporate Planning Headquarters; In charge of IT Business Development Headquarters
Executive Vice President (Representative Director)	Nobuyuki Hashiguchi	Director General of Railway Operations Headquarters
Executive Vice President (Representative Director)	Nobuyuki Sasaki	Director General of Life-Style Business Development Headquarters
Executive Director	Tetsujiro Tani	In charge of Public Relations Department; In charge of Legal Department; In charge of General Affairs Department
Executive Director	Yoshiaki Arai	Deputy Director General of Life-Style Business Development Headquarters
Executive Director	Tetsuro Tomita	Deputy Director General of Corporate Planning Headquarters; In charge of Personnel Department; In charge of Health & Welfare Department
Executive Director	Masanori Tanaka	In charge of Technology Planning Department, Corporate Planning Headquarters; In charge of Construction Department; In charge of Research & Development Center of JR East Group
Executive Director	Masaki Ogata	Deputy Director General of Railway Operations Headquarters; In charge of Marketing Department, Railway Operations Headquarters; In charge of Customer Service Department, Railway Operations Headquarters; In charge of Suica Department, Railway Operations Headquarters; In charge of Transport & Rolling Stock Department, Railway Operations Headquarters
Executive Director	Masahiko Ogura	Deputy Director General of Railway Operations Headquarters; In charge of Transport Safety Department, Railway Operations Headquarters; In charge of Facilities Department, Railway Operations Headquarters

Executive Director	Kazuyuki Kogure	In charge of Inquiry & Audit Department; In charge of Finance Department
Director	Toru Sekine	Stationmaster of Tokyo Station, Tokyo Branch Office
Director	Shunichi Suzuki	General Manager of Sendai Branch Office
Director	Yoichi Minami	Director General of IT Business Development Headquarters
Director	Katsumi Asai	General Manager of Personnel Department; Director of JR East General Education Center
Director	Koichi Sasaki	General Manager of Facilities Department, Railway Operations Headquarters
Director	Tsugio Sekiji	General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters
Director	Hiroshi Sawada	General Manager of Marketing Department, Railway Operations Headquarters
Director	Hiroyuki Nakamura	General Manager of Tokyo Branch Office
Director	Toru Owada	General Manager of Management Planning Department, Corporate Planning Headquarters
Director	Shoichiro Yoshida	Counselor of Nikon Corp.
Director	Takeshi Inoo	
Full-time Corporate Auditor	Toshiaki Omori	
Full-time Corporate Auditor	Jiro Bando	
Corporate Auditor	Kiyoshi Uetani	Attorney-at-law
Corporate Auditor	Tsutoo Matsumoto	Certified public accountant
Corporate Auditor	Shinobu Hasegawa	

(Notes)

1. Mr. Shoichiro Yoshida and Mr. Takeshi Inoo, Directors, are outside directors as prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

2. Mr. Toshiaki Omori and Mr. Jiro Bando, Full-time Corporate Auditors, and Mr. Kiyoshi Uetani and Mr. Tsutoo Matsumoto, Corporate Auditors, are outside corporate auditors as prescribed in Paragraph 1, Article 18 of the Law concerning the Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations.

3. Mr. Makoto Natsume, Representative Director and Executive Vice President, and Hiroshi Okawa, Executive Director, resigned as of the conclusion of the 18th Ordinary General Meeting of Shareholders held on June 23, 2005.

4. Mr. Masatake Matsuda, Chairman, resigned as of March 31, 2006.

5. The following change has been made to the positions and duties of Directors as from April 1, 2006.

Mutsutake Otsuka	New:	Chairman
	Old:	President and CEO (Representative Director)
Satoshi Seino	New:	President and CEO (Representative Director)
	Old:	Executive Vice President (Representative Director); Director General of Corporate Planning Headquarters; In charge of IT Business Development Headquarters
Tetsujiro Tani	New:	Executive Vice President (Representative Director); Director General of Corporate Planning Headquarters; In charge of IT Business Development Headquarters; In charge of Public Relations Department; In charge of Legal Department; In charge of General Affairs Department
	Old:	Executive Director; In charge of Public Relations Department; In charge of Legal Department; In charge of General Affairs Department

8. Amount of Remuneration, etc. to the Accounting Auditor

(1) Total amount of remuneration, etc. to be paid to the accounting auditor of the Company by the Company and subsidiaries: ¥549 million

(2) Total amount of remuneration, etc. to be paid as a compensation for the auditing services provided in Paragraph 1, Article 2 of the Certified Public Accountant Law included in the amount in (1) above: ¥499 million

(3) Total amount to be paid by the Company as a remuneration, etc. of the accounting auditor included in the amount in (2) above: ¥126 million

(Note)

The amount in (3) above includes the remuneration, etc. for the audit under the Securities and Exchange Law, since there is no classification is provided in the audit agreement between the Company and the accounting auditor with respect to remuneration, etc. for the audit under the Law concerning the Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations and the audit under the Securities and Exchange Law, and it is either practically impossible to classify them.

All yen amounts given in this report are shown by rounding down any amounts less than the units shown.

BALANCE SHEET
(As of March 31, 2006)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥35,603
Fares receivable	37,342
Accounts receivable	130,979
Short-term loans receivable	49,085
Real estate for sale	6,905
Inventories	12,648
Prepaid expenses	4,426
Deferred income taxes	48,377
Other current assets	15,189
Allowance for doubtful accounts	(1,609)
Total current assets	338,947
Fixed Assets:	
Fixed assets for railway operations	4,484,487
Fixed assets for other operations	368,860
Fixed assets relating to both operations	314,217
Construction in progress	190,555
Investment and other assets:	
Investment in securities	202,978
Stocks of subsidiaries and affiliated companies	179,686
Long-term loans receivable	100,207
Long-term prepaid expenses	10,049
Long-term deferred income taxes	172,732
Other investment and other assets	18,729
Allowance for doubtful accounts	(566)
Total investment and other assets	683,817
Total fixed assets	6,041,938
Deferred Assets:	
Bond issue discount	361
Total deferred assets	361
Total Assets	¥6,381,247

	(Millions of yen)
Liabilities	
Current Liabilities:	
Short-term loans	¥83,500
Current portion of long-term loans	108,008

Current portion of long-term liabilities incurred for purchase of railway facilities	140,478
Payables	343,586
Accrued expenses	26,880
Accrued consumption tax	6,540
Accrued income taxes	47,884
Fare deposits received with regard to railway connecting services	12,019
Deposits received	17,020
Prepaid railway fares received	91,114
Advances received	60,073
Allowance for bonuses to employees	65,289
Allowance for earthquake-damage losses	2,263
Allowance for environmental conservation costs	3,975
Allowance for "thanks point" costs	1,304
Other current liabilities	50,099
Total current liabilities	1,060,037
Long-term Liabilities:	
Bonds	1,166,360
Long-term loans	668,201
Long-term liabilities incurred for purchase of railway facilities	1,590,068
Accrued employees' severance and retirement benefits	565,339
Other long-term liabilities	85,838
Total long-term liabilities	4,075,807
Total Liabilities	¥5,135,844
Shareholders' Equity	
Common Stock	¥200,000
Capital Surplus:	
Additional paid-in capital	96,600
Other capital surplus:	0
Gain on disposition of treasury stock	0
Total capital surplus	96,600
Retained Earnings:	
Legal reserve	22,173
Voluntary reserves:	
Reserve for special depreciation	611
Reserve for deferred gain on sales of fixed assets	36,933
General reserve	580,000
Total voluntary reserves	617,544
Unappropriated retained earnings	236,785
Total retained earnings	876,503
Net Unrealized Holding Gains on Securities	74,155
Treasury Stock, at Cost	(1,857)
Total Shareholders' Equity	1,245,402
Total Liabilities and Shareholders' Equity	¥6,381,247

STATEMENT OF INCOME
(Year ended March 31, 2006)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Railway operations:	
Operating revenues	¥1,852,602
Operating expenses	1,535,514
Operating income	317,087
Other operations:	
Operating revenues	62,361
Operating expenses	36,997
Operating income	25,364
Total operating income	342,452
Non-operating income and expenses:	
Non-operating income:	
Interest and dividend income	2,850
Other non-operating income	17,056
Total non-operating income	19,907
Non-operating expenses:	
Interest expense	135,777
Other non-operating expenses	5,831
Total non-operating expenses	141,608
Ordinary income	220,751

Extraordinary Items	(Millions of yen)
Extraordinary gains:	
Gain on sales of fixed assets	23,163
Construction grants received	53,990
Other extraordinary gains	1,956
Total extraordinary gains	79,111
Extraordinary losses:	
Loss on reduction entry for construction grants	46,031
Environmental conservation costs	13,884
Other extraordinary losses	18,558
Total extraordinary losses	78,474
Income before income taxes	221,388
Income taxes-current	104,857
Income taxes-deferred	(14,042)
Net income	130,573
Unappropriated retained earnings brought forward	120,210
Interim cash dividends	15,988
Unappropriated retained earnings received due to merger	1,989
Unappropriated retained earnings at the end of this fiscal year	¥236,785

NOTES

SIGNIFICANT ACCOUNTING POLICIES

1 **Basis and method of valuation of securities**

Securities are valued according to the Accounting Standards for Financial Instruments.

Held-to-maturity debt securities: amortized cost method
Equity securities issued by subsidiaries and affiliated companies: moving-average cost method
Available-for-sale securities:
- Securities with market value: market method based on fair market value as of the balance sheet date (Valuation differences are reported as a separate item in shareholders' equity, and the cost of sales is determined by the moving-average cost method.)
- Securities without market value: moving-average cost method

2. **Basis and method of valuation of inventories**

Real estate for sale: identified cost method
Inventories: moving-average cost method

3. **Method of depreciation and amortization of fixed assets**

(1) Property, plant and equipment

Property, plant and equipment are depreciated using the declining balance method; provided, however, that replacement assets included in structures of railway fixed assets are depreciated using the replacement method.

Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight line method. Methods to determine number of years of useful life and residual value are the same method as stipulated in the Japanese Corporation Tax Law.

(2) Intangible assets

Intangible assets are amortized using the straight line method. Method to determine number of years of useful life is the same method as stipulated in the Japanese Corporation Tax Law.

Software designed for internal use is amortized using the straight line method based on internally expected useful life (five years).

4. **Accounting for deferred assets**

Expenses for issuance of bonds: Charged to income when paid.
Bond issue discount: Amortized during the life of the bonds on a straight-line basis.

5. Accounting for allowances

(1) Allowance for doubtful accounts

For general receivables, allowance is provided based on past loan loss experience. For receivables from debtors in financial difficulty, allowance is provided for estimated unrecoverable amounts on an individual basis.

(2) Allowance for bonuses to employees

Allowance for bonuses to employees is provided based upon the expected amount to be paid.

(3) Accrued employees' severance and retirement benefits

The Company accrues liabilities for severance and retirement benefits at the balance sheet date in an amount calculated based on the actuarial present value of all severance and retirement benefits attributable to employee services rendered prior to the balance sheet date.

Net transition obligation was charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of the balance sheet date was ¥193,312 million.

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (10 years) which does not exceed the average remaining years of employment at the time when the prior service costs incurred.

Actuarial gains and losses are recognized in expenses using the straight-line method over constant years (10 years) within the average of the estimated remaining service lives of employees at the time when the actuarial gains and losses are incurred in each period, commencing with the following fiscal year.

(4) Allowance for earthquake-damage losses

Allowance for the estimated amount for the restoration cost, etc. associated with the Niigata Chuetsu Earthquake of October 23, 2004 is provided. Such allowance is in accordance with Article 43 of the Enforcement Regulations of the Commercial Code.

(5) Allowance for environmental conservation costs

Allowance for the estimated amount for treatment of the buildings, etc. found to have used the spraying including asbestos that need to be eliminated in accordance with the Rules for Asbestos Disorder Prevention is provided.

(6) Allowance for "thanks point" costs

Allowance for the estimated amount of costs relating to the usage of the "thanks point" (reward program) given to the members of View Card is provided based on the expected future exercise as of the end of fiscal year.

6. **Accounting for direct deduction from acquisition cost of fixed assets regarding construction grants**

The Company receives construction grants from local public entities, etc., as a part of construction costs for elevation of rail line for serial overpasses and expansion of railway crossing in its railway operations.

These construction grants are recognized by directly deducting the amount equal to such construction grants from the acquisition cost of fixed assets at the time of completion of construction.

In the statement of income, construction grants are stated in extraordinary gains as "Construction grants received" including the amount received for condemnation, and the amount directly deducted from the acquisition cost of fixed assets are stated in extraordinary loss as "Loss on reduction entry for construction grants" including the reduction for condemnation.

The amount in "Construction grants received" excluding the amount received for condemnation was ¥36,827 million, and the amount in "Loss on reduction entry for construction grants" excluding the reduction for condemnation was ¥34,375 million.

7. **Accounting for consumption tax**

Consumption tax is accounted for by exclusion from each corresponding transaction.

NOTES TO THE BALANCE SHEET

1. All amounts in the Balance Sheet are rounded down to eliminate any amounts less than one million yen.

2. Accumulated depreciation of property, plant and equipment ¥5,136,715 million

3. Fixed assets for business operation

Property, plant and equipment: ¥5,136,316 million

Land:	¥1,982,526 million	Buildings:	¥513,657 million
Structures:	¥2,052,341 million	Rolling stock:	¥391,680 million
Others:	¥196,110 million		

Intangible assets: ¥31,248 million

4. Accumulated amount of construction grants directly deducted from acquisition cost of fixed assets ¥592,728 million

5. Short-term monetary receivables from subsidiaries and affiliated companies ¥50,380 million

Long-term monetary receivables from subsidiaries and affiliated companies
¥100,264 million

6. Short-term monetary payables to subsidiaries and affiliated companies
¥198,148 million
Long-term monetary payables to subsidiaries and affiliated companies
¥1,915 million

7. According to the provision of Article 7 of the Supplementary Provisions of the Law to Amend Part of the Law concerning the Passenger Railway Companies and the Japan Freight Railway Company (Law No. 61 of 2001), the entire assets of the Company are pledged as general mortgage for the bonds (including contingent liabilities).

However, bonds issued after December 1, 2001 amounting to ¥606,360 million are unsecured.

8. Contingent liabilities

Original debt under the debt assumption agreements for the bonds issued by the Company: ¥163,976 million

9. Increased net asset value by adoption of the market value as stipulated in Item 3, Article 124 of the Enforcement Regulations of the Commercial Code
¥74,155 million

NOTES TO THE STATEMENT OF INCOME

1. All amounts in the Statement of Income are rounded down to eliminate any amounts less than one million yen.

2. Operating revenues ¥1,914,963 million

3. Operating expenses ¥1,572,511 million

Transportation cost and sales cost	¥965,726 million
Selling, general and administrative expenses	¥288,170 million
Taxes	¥75,812 million
Depreciation cost	¥242,802 million

4. Transactions with subsidiaries and affiliated companies

Operating revenues	¥126,723 million
Operating expenses	¥300,975 million

Non-operating transactions with subsidiaries and affiliated companies
¥59,222 million

5. Earnings per share ¥32,606.86

Basis for calculation of earnings per share

Net income	¥130,573 million
Amount not attributable to common shareholders	¥242 million

(amount of bonuses to directors and corporate auditors in the Proposal

for Appropriation of Retained Earnings included in the above amount	¥242 million)
Earnings attributable to common shares	¥130,330 million
Average number of issued and outstanding common shares during the fiscal year	3,997,030 shares

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings at the end of this fiscal year	¥236,785,215,738
Reversal of reserve for special depreciation	305,977,068
Reversal of reserve for deferred gain on sales of fixed assets	1,522,978,517
Total	238,614,171,323

The Company will appropriate these amounts as follows:

Dividend (¥4,000 per share)	15,987,995,720
Bonuses to directors and corporate auditors (of which to corporate auditors: ¥23,637,000)	242,956,000
Reserve for deferred gain on sales of fixed assets	3,847,600,335
General reserve	80,000,000,000
Total	100,078,552,055
Unappropriated retained earnings to be carried forward	¥138,535,619,268

(Note)

On December 1, 2005, an interim dividend of ¥15,988,127,760 (¥4,000 per share) was paid to the shareholders.

Copy of Audit Report of the Accounting Auditor

(Translation Omitted)

Copy of Audit Report of the Board of Corporate Auditors

(Translation Omitted)

CONSOLIDATED BALANCE SHEET
(As of March 31, 2006)

	(Millions of yen)
Assets	
Current Assets:	
Cash and time deposits	¥64,542
Notes and accounts receivable - trade	164,481
Fares receivable	37,383
Short-term loans receivable	20,417
Securities	2
Real estate for sale	8,786
Inventories	35,097
Deferred income taxes	55,947
Other current assets	27,186
Allowance for doubtful accounts	(1,743)
Total current assets	412,101
Fixed Assets:	
Property, plant and equipment, net of accumulated depreciation	
Buildings and fixtures	2,929,536
Machinery, rolling stock and vehicles	615,694
Land	2,014,862
Construction in progress	191,915
Other property, plant and equipment	44,340
Total property, plant and equipment, net of accumulated depreciation	5,796,348
Intangible assets	
Intangibles	115,751
Consolidation difference	79
Total intangible assets	115,831
Investments and other assets:	
Investment in securities	246,629
Long-term loans receivable	2,770
Long-term deferred income taxes	193,870
Other investment and other assets	54,784
Allowance for doubtful accounts	(1,245)
Total investment and other assets	496,809
Total fixed assets	6,408,989
Deferred Assets	492
Total Assets	¥6,821,583

Liabilities	*(Millions of yen)*
Current Liabilities:	
Notes and accounts payable - trade	¥54,063
Short-term loans and current portion of long-term loans	116,240
Current portion of long-term liabilities incurred for purchase of railway facilities	141,211
Payables	333,084
Accrued consumption tax	8,816
Accrued income taxes	59,666
Fare deposits received with regard to railway connecting services	11,079
Prepaid railway fares received	91,536
Allowance for bonuses to employees	76,033
Allowance for earthquake-damage losses	2,263
Other current liabilities	232,116
Total current liabilities	1,126,112
Long-term Liabilities:	
Bonds	1,166,260
Long-term loans	678,298
Long-term liabilities incurred for purchase of railway facilities	1,602,445
Long-term deferred tax liabilities	2,478
Accrued employees' severance and retirement benefits	597,789
Other long-term liabilities	265,818
Total long-term liabilities	4,313,090
Total Liabilities	5,439,202
Minority Interests	25,021
Shareholders' Equity	
Common Stock	¥200,000
Capital Surplus	96,600
Retained Earnings	984,525
Net Unrealized Holding Gains on Securities	78,542
Treasury Stock, at Cost	(2,308)
Total Shareholders' Equity	1,357,359
Total Liabilities, Minority Interests and Shareholders' Equity	¥6,821,583

CONSOLIDATED STATEMENT OF INCOME

(Year ended March 31, 2006)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Operating revenues	¥2,592,393
Operating expenses:	
Transportation, other services and cost of sales	1,701,619
Selling, general and administrative expenses	494,673
Total operating expenses	2,196,293
Operating income	396,099
Non-operating income and expenses:	
Non-operating income:	
Interest and dividend income	1,814
Equity in net income of affiliated companies	707
Other non-operating income	19,187
Total non-operating income	21,708
Non-operating expenses:	
Interest expense	136,548
Other non-operating expenses	6,588
Total non-operating expenses	143,136
Ordinary income	274,672

	(Millions of yen)
Extraordinary Items	
Extraordinary gains:	
Gain on sales of fixed assets	23,279
Construction grants received	54,145
Other extraordinary gains	3,950
Total extraordinary gains	81,376
Extraordinary losses:	
Loss on reduction entry for construction grants	46,152
Environmental conservation costs	13,955
Other extraordinary losses	26,305
Total extraordinary losses	86,412
Income before income taxes	269,635
Income taxes-current	125,330
Income taxes-deferred	(15,682)
Minority interests in net income of consolidated subsidiaries	2,412
Net income	¥157,574

NOTES

BASIC MATTERS IN PREPARING CONSOLIDATED FINANCIAL STATEMENTS

1. Matters regarding the scope of consolidation

Among the subsidiaries, 86 companies including JR Bus Kanto Co., Ltd., Nippon Hotel Co., Ltd. and East Japan Kiosk Co., Ltd. are included in the consolidation.

Newly consolidated subsidiaries are JR East Building Co., Ltd. due to establishment, and Shinnihon Linen Co, Ltd. due to stock acquisition. Hotel Edmont Co., Ltd. and Nippon Hotel Co., Ltd. were merged with Hotel Metropolitan Co., Ltd. (currently Nippon Hotel Co., Ltd.) and dissolved, Omori Primo Co., Ltd. and Akihabara Co., Ltd. were merged with The EKIBIRU Development Co. TOKYO and dissolved, Aomori Station Development Co., Ltd. was merged with Morioka Terminal Building Co., Ltd. and dissolved, Kumagaya Station Development Co., Ltd. was merged with Takasaki Terminal Building Co., Ltd. and dissolved, and Lumine Chigasaki Co., Ltd. and Abonde Co., Ltd. were merged with Hiratsuka Station Building Co., Ltd. (currently Shonan Station Building Co., Ltd.) and dissolved, all as of April 1, 2005.

Shinjuku Station Building Co., Ltd. merged a non-consolidated subsidiary Mycity Techno Service Co., Ltd., Kawasaki Station Building Co., Ltd. merged a non-consolidated subsidiary Kawasaki Station Building Service Co., Ltd., JR East Food Business Co., Ltd. merged a non-consolidated subsidiary Tokyo Terminal Food Co., Ltd., JR East Logistics Co., Ltd. merged a non-consolidated subsidiary J East Service Co., Ltd., and JR East Facility Management Co., Ltd. merged a non-consolidated subsidiary JR East Housing Management Co., Ltd., respectively.

Non-consolidated subsidiaries include NRE Daimasu Co., Ltd. and Yanrei Co., Ltd. Either of the total amount of the asset, sales, net income and loss, and retained earnings of the non-consolidated subsidiaries corresponding to the Company's equity is not significant compared to those of the consolidated subsidiaries, and will not affect reasonable judgment of the Group's financial condition or business results when such subsidiaries are excluded from consolidation.

2. Matters regarding application of the equity method

Among the affiliated companies, the equity method is applied to the investment to Central Securities Patrols Co., Ltd. and JTB Corp.

With respect to the investment to non-consolidated subsidiaries and affiliated companies not using the equity method (including Yamagata JR Direct Express Holding Co., Ltd.) either of the total amount of the net income and loss and retained earnings of each company corresponding to the Company's equity is not significant compared to those of the consolidated subsidiaries and equity method affiliated companies, and will not affect the consolidated net income and loss or consolidated retained earnings, and therefore the equity method is not applied.

As for the equity method affiliated company which has a different fiscal year end date from the consolidated fiscal year end date, financial statements for the fiscal year of such company are used.

3. Matters regarding fiscal years of the consolidated subsidiaries

Among the consolidated subsidiaries, fiscal year end date of The Orangepage, Inc. is February 28. Financial statements as of that date are used to prepare the consolidated financial statements, with necessary adjustments regarding important transactions occurred between that date and the consolidated fiscal year end date.

Fiscal year end date of Gala Yuzawa Co., Ltd. is September 30, and its balance sheet and statement of income has been prepared based on the provisional settlement of account conducted as of the consolidated fiscal year end date.

4. Matters regarding accounting standards

(1) Basis and method of valuation of important assets

(a) Basis and method of valuation of securities

Held-to-maturity debt securities: amortized cost method
Available-for-sale securities:
- Securities with market value: market method based on fair market value as of the balance sheet date (Net unrealized gains or losses on these securities are reported as a separate item in shareholders' equity, and the cost of sales is determined mainly by the moving-average cost method.)
- Securities without market value: mainly by the moving-average cost method

(b) Basis and method of valuation of inventories

Real estate for sale: identified cost method
Inventories for railway operations: moving-average cost method
Merchandise inventories: mainly retail cost method or first-in first-out cost method
Others: mainly last purchased cost method

(2) Method of depreciation and amortization of important depreciable assets

(a) Property, plant and equipment

Property, plant and equipment are depreciated using the declining balance method; provided, however, that replacement assets included in structures of railway fixed assets are depreciated using the replacement method. Some of the property, plant and equipment of consolidated subsidiaries are depreciated using straight line method.

Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight line method.

Methods to determine number of years of useful life and residual value are the same method as stipulated in the Japanese Corporation Tax Law.

(b) Intangible assets

Intangible assets are amortized using the straight line method. Method to determine number of years of useful life is the same method as stipulated in the Japanese Corporation Tax Law.

Software designed for internal use is amortized using the straight line method based on internally expected useful life (five years).

(3) Accounting for deferred assets

Expenses for issuance of bonds: Charged to income when paid.
Bond issue discount: Amortized during the life of the bonds on a straight-line basis.
Development cost for two consolidated subsidiaries are amortized for five years on a straight-line basis.

(4) Accounting for allowances

(a) Allowance for doubtful accounts

For general receivables, allowance is provided based on past loan loss experience. For receivables from debtors in financial difficulty, allowance is provided for estimated unrecoverable amounts on an individual basis.

(b) Allowance for bonuses to employees

Allowance for bonuses to employees is provided based upon the expected amount to be paid.

(c) Accrued employees' severance and retirement benefits

The Group accrues liabilities for severance and retirement benefits at the end of the balance sheet date in an amount calculated based on the actuarial present value of all severance and retirement benefits attributable to employee services rendered prior to the balance sheet date and the fair value of plan assets at that date.

Net transition obligation was charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of the consolidated balance sheet date was ¥195,799 million.

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (mainly 10 years) which does not exceed the average remaining years of employment at the time when the prior service costs were incurred.

Actuarial gains and losses are recognized in expenses using the straight-line method over constant years (mainly 10 years) within the average of the estimated remaining service lives of employees at the time when the actuarial gains and losses are incurred in each period, commencing with the following consolidated fiscal year.

(d) Allowance for earthquake-damage losses

Allowance for the estimated amount for the restoration cost, etc. associated with the Niigata Chuetsu Earthquake of October 23, 2004 is provided.

(5) Accounting for direct deduction from acquisition cost of fixed assets regarding construction grants

The Group receives construction grants from local public entities, etc., as a part of construction costs for elevation of rail line for serial overpasses and expansion of railway crossing in its railway operations.

These construction grants are recognized by directly deducting the amount equal to such construction grants from the acquisition cost of fixed assets at the time of completion of construction.

In the consolidated statement of income, construction grants are stated in extraordinary gains as "Construction grants received" including the amount received for condemnation, and the amount directly deducted from the acquisition cost of fixed assets are stated in extraordinary loss as "Loss on reduction entry for construction grants" including the reduction for condemnation.

The amount in "Construction grants received" excluding the amount received for condemnation was ¥36,827 million, and the amount in "Loss on reduction entry for construction grants" excluding the reduction for condemnation was ¥34,375 million.

(6) Accounting for consumption tax

Consumption tax is accounted for by exclusion from each corresponding transaction.

5. Matters regarding valuation of assets and liabilities of consolidated subsidiaries

All assets and liabilities of the consolidated subsidiaries are recorded using the fair value method.

6. Matters regarding amortization of consolidation difference

Consolidation differences are amortized over 5 years on a straight-line basis.

NOTES TO THE CONSOLIDATED BALANCE SHEET

1. All amounts in the Consolidated Balance Sheet are rounded down to eliminate any amounts less than one million yen.

2. Accumulated depreciation of property, plant and equipment ¥5,730,774 million

3. Accumulated amount of construction grants directly deducted from acquisition cost of fixed assets ¥592,728 million

4. Pledged assets

(1) According to the provision of Article 7 of the Supplementary Provisions of the Law to Amend Part of the Law concerning the Passenger Railway Companies and the Japan Freight Railway Company (Law No. 61 of 2001), the entire assets of the Company are pledged as general mortgage for the bonds (including contingent liabilities).

However, bonds issued after December 1, 2001 amounting to ¥606,360 million are unsecured.

(2) Pledged assets are as follows:

Buildings and fixtures:	¥36,307 million
Others:	¥816 million
Total:	¥37,123 million

Liabilities corresponding to the above are as follows:

Long-term loans:	¥4,514 million
Others:	¥789 million
Total:	¥5,304 million

(3) Assets in foundation mortgage (railway foundation) are as follows:

Buildings and fixtures:	¥52,812 million
Others:	¥7,982 million
Total:	¥60,794 million

Liabilities corresponding to the above are as follows:
Long-term liabilities incurred for purchase of railway facilities: ¥13,109 million

5. Contingent liabilities

Original debt under the debt assumption agreements for the bonds issued by the Company: ¥163,976 million

NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

1. All amounts in the Consolidated Statement of Income are rounded down to eliminate any amounts less than one million yen.

2. Earnings per share ¥39,369.65

Basis for calculation of earnings per share	
Net income	¥157,574 million
Amount not attributable to common shareholders	¥242 million
(amount of bonuses to directors and corporate auditors in the Proposal for Appropriation of Retained Earnings included in the above amount	¥242 million)
Earnings attributable to common shares	¥157,331 million
Average number of issued and outstanding common shares during the fiscal year	3,996,265 shares

Copy of Audit Report of the Accounting Auditor concerning Consolidated Financial Statements

(Translation Omitted)

Copy of Audit Report of the Board of Corporate Auditors concerning Consolidated Financial Statements

(Translation Omitted)

REFERENCE MATERIALS CONCERNING THE EXERCISE OF VOTING RIGHTS

1. The total number of voting rights held by all the shareholders

3,994,526

2. Agenda and Reference Materials

Agenda Item No. 1: Approval of the proposed appropriation of retained earnings for the 19th fiscal year

For the appropriation of earnings, we are taking into consideration enhancement of retained earnings for future development of our business focusing on station and railway operations on a sound foundation, as well as stable return of profits to shareholders in the light of performance trends.

Along with this policy, the content of the proposed agendum is as set forth on page 33.

An interim cash dividend of ¥4,000 per share was paid in December 2005. The year-end dividend for the 19th fiscal year is proposed to be ¥4,000 per share, adding ¥500 to the ordinary dividend of ¥3,500 paid in June 2005.

We also propose to pay bonuses to directors and corporate auditors for this fiscal year in the amount of ¥242,956,000 (of which to corporate auditors: ¥23,637,000) to 24 directors and 5 corporate auditors.

Agenda Item No. 2: Partial amendments to the Articles of Incorporation

(1) Reasons for Amendments

1) Amendment to the method of public notice

It is proposed that the method of making the Company's public notices shall be changed from the placement in *The Nihon Keizai Shimbun* to electronic public notice. Alternative method is also provided in the case a public notice cannot be made by the electronic public notice due to an accident or other inevitable reasons.

2) Amendments due to the Business Corporation Law (Law No. 86 of 2005) and related laws and regulations becoming effective

(a) It is proposed to provide in the Articles of Incorporation the following matters that are deemed to have been provided by law (i) issuance of share certificates, (ii) appointment of custodian of shareholders register, (iii) board of directors, (iv) board of corporate auditors and (v) accounting auditor.

In accordance with the establishment of the provision for the custodian of shareholders register, with respect to its election method and handling business, it is proposed that the custodian of shareholders register and its handling office shall be determined by resolution of the Board of Directors and public notice thereof shall be given, and that the shareholders register, the register of lost shares and the register of stock acquisition rights shall be kept at the handling office of the custodian of shareholders register, and the Company shall cause the custodian of shareholders register to handle, but shall not itself handle, matters relating to the handling of shares and stock acquisition rights.

In accordance with the establishment of the provision for the accounting auditor, in order to clarify its election and the term of office, it is proposed that the accounting auditor shall be elected by a resolution at a general meeting of shareholders, and that its term of office shall expire upon the conclusion of the ordinary general meeting of shareholders for the last fiscal year of the Company ending within one (1) year after its election and it shall be deemed to be reelected unless otherwise resolved.

(b) To provide that the matters relating to the stock acquisition rights shall be governed by the Share Handling Regulations, necessary amendments are proposed.

(c) It is proposed that the Company may, in connection with the convocation of a general meeting of shareholders, deem that it has delivered to the shareholders the reference materials, etc. for the general meeting of shareholders using Internet in accordance with the provisions of the Ministerial Ordinance of the Ministry of Justice.

(d) To provide that a shareholder of the Company or his standing proxy may entrust his voting rights only to one (1) person, which is the same as before, necessary amendments are proposed.

(e) To clarify that the minutes of a general meeting of shareholders shall be prepared in writing or electromagnetic record as stipulated in law or regulation, necessary amendments are proposed.

(f) It is proposed that when all Directors agree in writing or electromagnetic record on the matters to be resolved at the Board of Directors, and Corporate Auditors do not express an objection, it shall be deemed as a resolution to approve such matters by the Board of Directors.

(g) It is proposed to change the references to the provisions of law to the reference to the provisions of the Business Corporation Law. Necessary amendments are also proposed to change the terms and expressions to those used in the Business Corporation Law.

(h) In accordance with the amendments described above, it is proposed to renumber other relevant articles.

3) Amendment to the number of Directors

In order to activate the discussion at the Board of Directors, the number of Directors was reduced from 31 as of March 31, 2003 to 24 as of March 31, 2006. Accordingly, it is proposed to amend the number of Directors to not more than thirty (30), reducing ten (10) from the current number of not more than forty (40).

4) Others

As the term of the provisional measure concerning the term of office of Corporate Auditors has expired, it is proposed to delete the supplementary provision concerning the same.

(2) Content of Amendment

The proposed amendment is as follows.

(Parts to be amended are underlined.)

Current Provisions	Proposed Amendments
Article 4. Method of Public Notice Public notices of the Company shall be given in *The Nihon Keizai Shimbun*.	Article 4. Method of Public Notice Public notices of the Company shall be given <u>electronically, provided, however, that in the case a public notice cannot be made electronically due to an accident or from other unavoidable circumstances, it shall be given</u> in *The Nihon Keizai Shimbun*.
Article 5. Total Number of Shares The total number of shares authorized to be issued by the Company shall be 16,000,000.	Article 5. Total Number of Shares <u>Authorized to be Issued</u> The total number of shares authorized to be issued by the Company shall be 16,000,000.
(added)	<u>Article 6. Issuance of Share Certificates</u> <u>The Company shall issue certificates for its</u>

Current Provisions	Proposed Amendments
	shares.
Article 6. Acquisition of Company's Own Stock The Company may acquire shares of its own stock by a resolution of the Board of Directors pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.	Article 7. Acquisition of Company's Own Stock The Company may acquire shares of its own stock through market trade, etc. by a resolution of the Board of Directors pursuant to Article 165, Paragraph 2 of the Business Corporation Law.
Article 7 (text omitted)	Article 8 (same as present)
Article 8. Share Handling Regulations The matters relating to the handling of shares and fractional shares including the denomination of the share certificates to be issued by the Company, registration of transfer of shares, entries or recording to the register of beneficial owners, entries or recording to the register of fractional shares, entries or recording to the register of lost shares, and purchase and sale of fractional shares, shall be governed by the Share Handling Regulations prescribed by the Board of Directors.	Article 9. Share Handling Regulations The matters relating to the handling of shares, fractional shares and stock acquisition rights including the denomination of the share certificates to be issued by the Company, entries or recording to the shareholders register (which term shall hereinafter include the register of beneficial owners), entries or recording to the register of fractional shares, entries or recording to the register of lost shares, entries or recording to the register of stock acquisition rights, and purchase and sale of fractional shares, shall be governed by the Share Handling Regulations prescribed by the Board of Directors.
Article 9. Record Date 1. A shareholder (which term shall hereinafter include beneficial owners) registered or recorded in the shareholders register (which term shall hereinafter include the register of beneficial owners) as of the close of the day on 31st March of each year shall be deemed a shareholder entitled to exercise his rights at the ordinary general meeting of shareholders held in respect of the fiscal year. 2. In addition to as provided in the preceding paragraph, upon resolution of the Board of Directors the Company may as necessary, by giving a prior public notice, set a record date as at which the shareholders or registered pledgees listed or recorded in the shareholders register, or holders of fractional	Article 10. Record Date 1. A shareholder (which term shall hereinafter include beneficial owners) registered or recorded in the shareholders register as of the close of the day on 31st March of each year shall be deemed a shareholder entitled to exercise his rights at the ordinary general meeting of shareholders held in respect of the fiscal year. 2. In addition to as provided in the preceding paragraph, upon resolution of the Board of Directors the Company may as necessary, by giving a prior public notice, set a record date as at which the shareholders or registered share pledgees listed or recorded in the shareholders register, or holders of

Current Provisions	Proposed Amendments
shares listed or recorded in the register of fractional shares shall be those who are entitled to exercise their rights.	fractional shares listed or recorded in the register of fractional shares shall be those who are entitled to exercise their rights.
(added)	Article 11. (Custodian of Shareholders Register) 1. The Company shall have a Custodian of Shareholders Register. 2. The Custodian of Shareholders Register and its handling office shall be determined by resolution of the Board of Directors and public notice thereof shall be given. 3. The shareholders register, the register of lost shares and the register of stock acquisition rights of the Company shall be kept at the handling office of the Custodian of Shareholders Register, and the Company shall cause the Custodian of Shareholders Register to handle, but shall not itself handle, matters relating to the handling of shares and stock acquisition rights including entries or recording to the shareholders register, entries or recording to the register of lost shares, and entries or recording to the register of stock acquisition rights.
Article 10. Transfer Agent 1. The Company shall have a Transfer Agent for its shares and fractional shares. 2. The Transfer Agent and its share handling office shall be selected by resolution of the Board of Directors and public notice thereof shall be given. 3. The shareholders register, the register of fractional shares and the register of lost shares of the Company shall be kept at the share handling office of the Transfer Agent, and the Company shall cause the Transfer Agent to handle, but shall not itself handle, matters relating to the handling of shares and fractional shares including registration of transfer of shares, entries or recording to the register of beneficial owners, entries or recording to the register of fractional shares, entries or recording to the register of lost shares, and purchase and sale of fractional shares.	Article 12. Transfer Agent 1. The Company shall have a Transfer Agent for its fractional shares. 2. The Transfer Agent and its handling office shall be determined by resolution of the Board of Directors and public notice thereof shall be given. 3. The register of fractional shares of the Company shall be kept at the handling office of the Transfer Agent, and the Company shall cause the Transfer Agent to handle, but shall not itself handle, matters relating to the handling of fractional shares including entries or recording to the register of fractional shares and purchase and sale of fractional shares.
Article 11 to Article 13 (text omitted)	Article 13 to Article 15 (same as present)
(added)	Article 16. Internet Disclosure and

Current Provisions	Proposed Amendments
	Deemed Delivery of Reference Materials, etc. for the general meeting of shareholders 1. The Company may, in connection with the convocation of a general meeting of shareholders, disclose the information to be stated or indicated in the reference materials for the general meeting of shareholders, business reports, financial statements and consolidated financial statements using Internet in accordance with the provisions of the Ministerial Ordinance of the Ministry of Justice. 2. In the case of the previous paragraph, it shall be deemed that the information described in the previous paragraph is provided to shareholders when posted on the Internet.
Article 14. Method of Resolution 1. Unless otherwise provided by law or regulation or by these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights held by the shareholders present thereat. 2. A resolution pursuant to Article 343 of the Commercial Code shall be adopted by two-third (2/3) of the voting rights held by the shareholders present at the general meeting of shareholders, who shall represent one-third (1/3) or more of the total number of voting rights of all shareholders.	Article 17. Method of Resolution 1. Unless otherwise provided by law or regulation or by these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights held by the shareholders who are entitled to exercise voting rights and present thereat. 2. A resolution pursuant to Article 309, Paragraph 2 of the Business Corporation Law shall be adopted by two-third (2/3) of the voting rights held by the shareholders present at the general meeting of shareholders, who shall represent one-third (1/3) or more of the total number of voting rights of the shareholders who are entitled to exercise voting rights.
Article 15. Exercise of Voting Rights by Proxy 1. A shareholder of the Company or his standing proxy shall not entrust his voting rights to a person other than a shareholder of the Company; provided, however, that in case a shareholder is a juristic person, it may entrust its voting rights to its employees. 2. A power of attorney shall be submitted to the Company in advance of each general meeting of shareholders at which a shareholder or his standing proxy wishes to entrust his voting rights.	Article 18. Exercise of Voting Rights by Proxy 1. A shareholder of the Company or his standing proxy may entrust his voting rights to one (1) of the shareholders of the Company; provided, however, that in case a shareholder is a juristic person, it may entrust its voting rights to one (1) of its employees. 2. A power of attorney shall be submitted to the Company in advance of each general meeting of shareholders at which a shareholder or his standing proxy wishes to entrust his voting rights.
Article 16. Minutes of General Meeting of Shareholders	Article 19. Minutes of General Meeting of Shareholders

Current Provisions	Proposed Amendments
The substance of the proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes, and the chairman and the Directors present thereat shall affix their names and seals thereto.	The minutes of a general meeting of shareholders shall be prepared in writing or electromagnetic record as stipulated in law or regulation.
Article 17. Number of Directors The Company shall have not more than forty (40) Directors.	Article 20. Number of Directors The Company shall have not more than thirty (30) Directors.
Article 18. Election of Directors 1. Resolutions electing Directors shall be adopted by a majority of the voting rights held by the shareholders present at the general meeting of shareholders, who shall represent one-third (1/3) or more of the total number of voting rights of all shareholders. 2. For the election of Directors provided for in the preceding paragraph, cumulative voting shall not be adopted.	Article 21. Election of Directors 1. Resolutions electing Directors shall be adopted by a majority of the voting rights held by the shareholders present at the general meeting of shareholders, who shall represent one-third (1/3) or more of the total number of voting rights of the shareholders who are entitled to exercise voting rights. 2. For the election of Directors provided for in the preceding paragraph, cumulative voting shall not be adopted.
Article 19. Term of Office of Directors 1. The term of office of Directors shall expire upon the conclusion of the ordinary general meeting of shareholders for the last settlement of accounts of the Company within two (2) years after their assumption of office. 2. The term of office of a Director elected to fill a vacancy or to increase the number of Directors shall end at such time as the terms of office of the other Directors then in office are to expire.	Article 22. Term of Office of Directors 1. The term of office of Directors shall expire upon the conclusion of the ordinary general meeting of shareholders for the last fiscal year of the Company ending within two (2) years after their election. 2. The term of office of a Director elected to fill a vacancy or to increase the number of Directors shall end at such time as the terms of office of the other Directors then in office will expire.
Article 20. Representative Directors and Executive Directors 1. The Board of Directors, by its resolution, shall elect one (1) President from among its Directors. 2. The Company may have one (1) Chairman and Vice Chairman of the Board and one (1) or more Executive Vice Presidents, Senior Executive Directors and Executive Directors. 3. Paragraph 1 above shall apply as well to the election of the Chairman and Vice Chairman of the Board, Executive Vice Presidents, Senior Executive Directors and Executive Directors. 4. The President shall represent the Company.	Article 23. Representative Directors and Executive Directors 1. The Board of Directors, by its resolution, shall elect one (1) President from among its Directors. 2. The Company may have one (1) Chairman and Vice Chairman of the Board and one (1) or more Executive Vice Presidents, Senior Executive Directors and Executive Directors. 3. Paragraph 1 above shall apply as well to the election of the Chairman and Vice Chairman of the Board, Executive Vice Presidents, Senior Executive Directors and Executive Directors. 4. The President shall represent the Company.

Current Provisions	Proposed Amendments
5. The Board of Directors, by its resolution, may elect one (1) or more Directors who shall represent the Company. 6. The President shall supervise the overall business of the Company in accordance with the resolutions of the Board of Directors. 7. Should the President be unable to so act, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his place.	5. The Board of Directors, by its resolution, may elect one (1) or more Directors who shall represent the Company. 6. The President shall supervise the overall business of the Company in accordance with the resolutions of the Board of Directors. 7. Should the President be unable to so act, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his place.
Article 21. Meetings of Board of Directors (added) 1. Meetings of the Board of Directors shall be convened by the President who shall act as chairman thereat. 2. Notwithstanding the preceding paragraph, if a Chairman of the Board shall be appointed, meetings of the Board of Directors shall be convened by the Chairman of the Board who shall act as chairman thereat; provided, however, that should the Chairman be unable to so act, this provision shall not apply. 3. Should the President be unable to so act, one of the other Directors, in the order fixed in advance by the Board of Directors, shall convene the meeting and act as chairman in his place. 4. In order to convene a meeting of the Board of Directors, notice thereof shall be dispatched to each Director and Corporate Auditor at least three (3) days prior to the date set for such meeting; provided, however, that in the event of urgency such period may be shortened. (added) 5. Unless otherwise provided by law or regulation or by these Articles of Incorporation, other matters concerning the Board of Directors shall be governed by the	Article 24. Board of Directors 1. The Company shall have the Board of Directors. 2. Meetings of the Board of Directors shall be convened by the President who shall act as chairman thereat. 3. Notwithstanding the preceding paragraph, if a Chairman of the Board shall be appointed, meetings of the Board of Directors shall be convened by the Chairman of the Board who shall act as chairman thereat; provided, however, that should the Chairman be unable to so act, this provision shall not apply. 4. Should the President be unable to so act, one of the other Directors, in the order fixed in advance by the Board of Directors, shall convene the meeting and act as chairman in his place. 5. In order to convene a meeting of the Board of Directors, notice thereof shall be dispatched to each Director and Corporate Auditor at least three (3) days prior to the date set for such meeting; provided, however, that in the event of urgency such period may be shortened. 6. When all Directors agree in writing or electromagnetic record on the matters to be resolved at the Board of Directors, it shall be deemed that a resolution to approve such matters has been passed by the Board of Directors, provided, however, that it shall not apply when any Corporate Auditor objects. 7. Unless otherwise provided by law or regulation or by these Articles of Incorporation, other matters concerning the Board of Directors shall be governed by the

Current Provisions	Proposed Amendments
Regulations of the Board of Directors prescribed by the Board of Directors.	Regulations of the Board of Directors prescribed by the Board of Directors.
Article 22. Principal Executive Advisers and Advisers, etc. 1. The Company, by resolution of the Board of Directors, may appoint one (1) or more Principal Executive Advisers, Advisers and Consultants. 2. The Principal Executive Advisers shall handle fundamental management policies, the Advisers shall handle general affairs and the Consultants shall handle specific business, upon request for advice by the President.	Article 25. Principal Executive Advisers and Advisers, etc. 1. The Company, by resolution of the Board of Directors, may appoint one (1) or more Principal Executive Advisers, Advisers and Consultants. 2. The Principal Executive Advisers shall handle fundamental management policies, the Advisers shall handle general affairs and the Consultants shall handle specific business, upon request for advice by the President.
Article 23 (text omitted)	Article 26 (same as present)
Article 24. Election of Corporate Auditors Paragraph 1 of Article 18 hereof shall apply as well to the Corporate Auditors.	Article 27. Election of Corporate Auditors Paragraph 1 of Article 21 hereof shall apply as well to the Corporate Auditors.
Article 25. Term of Office of Corporate Auditors 1. The term of office of Corporate Auditors shall expire upon the conclusion of the ordinary general meeting of shareholders for the last settlement of accounts of the Company within four (4) years after their assumption of office. 2. The term of office of a Corporate Auditor elected to fill a vacancy shall end at such time as the term of office of his predecessor is to expire.	Article 28. Term of Office of Corporate Auditors 1. The term of office of Corporate Auditors shall expire upon the conclusion of the ordinary general meeting of shareholders for the last fiscal year of the Company ending within four (4) years after their election. 2. The term of office of a Corporate Auditor elected to fill a vacancy shall end at such time as the term of office of his predecessor will expire.
Article 26. Full-time Corporate Auditor The Corporate Auditors shall elect from among themselves one (1) or more Full-time Corporate Auditors.	Article 29. Full-time Corporate Auditor The Board of Corporate Auditors shall elect by its resolution one (1) or more Full-time Corporate Auditors from the Corporate Auditors.
Article 27. Meetings of Board of Corporate Auditors (added) 1. Meetings of the Board of Corporate Auditors may be convened by each Corporate Auditor. 2. In order to convene a meeting of the Board of Corporate Auditors, notice thereof shall be dispatched to each Corporate Auditor at least three (3) days prior to the	Article 30. Board of Corporate Auditors 1. The Company shall have the Board of Corporate Auditors. 2. Meetings of the Board of Corporate Auditors may be convened by each Corporate Auditor. 3. In order to convene a meeting of the Board of Corporate Auditors, notice thereof shall be dispatched to each Corporate Auditor at least three (3) days prior to the

Current Provisions	Proposed Amendments
date set for such meeting; provided, however, that in the event of urgency such period may be shortened. 3. Unless otherwise provided by law or regulation or by these Articles of Incorporation, other matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors prescribed by the Board of Corporate Auditors.	date set for such meeting; provided, however, that in the event of urgency such period may be shortened. 4. Unless otherwise provided by law or regulation or by these Articles of Incorporation, other matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors prescribed by the Board of Corporate Auditors.
(added) (added)	CHAPTER VI ACCOUNTING AUDITOR Article 31. Accounting Auditor The Company shall have the Accounting Auditor.
(added)	Article 32. Election of Accounting Auditor The Accounting Auditor shall be elected by a resolution at a general meeting of shareholders.
(added)	Article 33. Term of Accounting Auditor 1. The term of the Accounting Auditor shall expire upon the conclusion of the ordinary general meeting of shareholders for the last fiscal year of the Company ending within one (1) year after its election. 2. The Accounting Auditor shall be deemed to be reelected at the ordinary general meeting of shareholders provided in the previous paragraph unless otherwise resolved at a general meeting of shareholders.
CHAPTER VI ACCOUNTS Article 28. Fiscal Year The fiscal year of the Company shall commence on 1st April of each year and end on 31st March of the following year.	CHAPTER VII ACCOUNTS Article 34. Fiscal Year The fiscal year of the Company shall commence on 1st April of each year and end on 31st March of the following year.
Article 29. Cash Dividends 1. Cash dividends shall be paid to the shareholders or the registered pledgees listed or recorded in the shareholders register and the holders of fractional shares listed or recorded in the register of fractional shares as of the close of the day on 31st March of each year. 2. If any of the dividends provided for in the preceding paragraph is not collected	Article 35. Year-end Dividends 1. Dividends of the Company's retained earnings (hereinafter "year-end dividends") shall be paid to the shareholders or the registered share pledgees listed or recorded in the shareholders register and the holders of fractional shares listed or recorded in the register of fractional shares as of the close of the day on 31st March of each year. 2. In the case that year-end dividends are made in cash, if any of them is not

Current Provisions	Proposed Amendments
within three (3) years from the date of commencement of payment thereof, the Company shall be exempt from its obligation to make such payment. 3. No interest shall accrue on unpaid dividends, even within the period mentioned in the preceding paragraph.	collected within three (3) years from the date of commencement of payment thereof, the Company shall be exempt from its obligation to make such payment. 3. In the case that year-end dividends are made in cash, no interest shall accrue on unpaid dividends, even within the period mentioned in the preceding paragraph.
Article 30. Interim Dividends 1. The Company, by resolution of the Board of Directors, may make cash distributions pursuant to Article 293-5 of the Commercial Code (hereinafter referred to as "interim dividends") to shareholders or the registered pledgees listed or recorded in the shareholders register and the holders of fractional shares listed or recorded in the register of fractional shares as of the close of the day on 30th September of each year. 2. Paragraphs 2 and 3 of the preceding Article shall apply as well to interim dividends.	Article 36. Interim Dividends 1. The Company, by resolution of the Board of Directors, may make distributions of retained earnings pursuant to Article 454, Paragraph 5 of the Business Corporation Law (hereinafter referred to as "interim dividends") to shareholders or the registered share pledgees listed or recorded in the shareholders register and the holders of fractional shares listed or recorded in the register of fractional shares as of the close of the day on 30th September of each year. 2. Paragraphs 2 and 3 of the preceding Article shall apply as well to interim dividends.
Supplementary Provisions (Provisional Measure concerning Term of Office of Corporate Auditors) Term of office of Corporate Auditors provided for in Article 25 shall be in accordance with Article 7 of the Supplementary Provisions of the Law to Amend Part of the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha) (Law No. 149 of 2001).	(deleted)

Agenda Item No. 3: Election of twenty-four (24) Directors

As Mr. Masatake Matsuda, Director, resigned as of March 31, 2006 and the term of office of all twenty-three (23) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to elect twenty-four (24) Directors.

The candidates for Directors are as follows:

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
1	Mutsutake Otsuka (January 5, 1943)	April 1965 Entered Japanese National Railways December 1982 Assistant to Director of Accounting Office June 1985 Secretary of Office of President April 1987 Entered the Company, General Manager of Finance Department June 1990 Director and General Manager of Personnel Department June 1992 Executive Director and General Manager of Personnel Department January 1994 Executive Director June 1996 Executive Director and Deputy Director General of Corporate Planning Headquarters June 1997 Executive Vice President and Representative Director and Director General of Corporate Planning Headquarters June 2000 President and Representative Director April 2006 Chairman and Director (continuing to the present)	63 shares
2	Yoshio Ishida (May 24, 1943)	April 1967 Entered Japanese National Railways February 1987 Manager of Operation Division, South Tokyo Railways Management Office April 1987 Entered the Company, Manager of	42 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Transportation Department, Tokyo Operation Headquarters April 1988 Manager of Transport & Rolling Stock Division, Tokyo Operation Headquarters February 1989 General Manager of Transport Safety Department, Railway Operations Headquarters June 1991 General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters May 1992 General Manager of Takasaki Branch Office June 1992 Director and General Manager of Takasaki Branch Office June 1994 Director and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters June 1995 Director and Deputy Director General of Railway Operations Headquarters and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters June 1997 Executive Director and General Manager of Tokyo District Head Office June 2000 Executive Vice President and Representative Director and Director General of Railway Operations Headquarters June 2004 Vice Chairman and Director (continuing to the present)	
3	Satoshi Seino (September 30, 1947)	April 1970 Entered Japanese National Railways November 1985 Manager of General Affairs Division, Sendai Railways Management Office April 1987	57 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Entered the Company, Manager of General Affairs Division, Tohoku District Head Office March 1988 Manager of General Affairs Division, General Affairs Department June 1991 General Manager of General Affairs Department May 1992 General Manager of Finance Department January 1994 General Manager of Personnel Department June 1996 Director and General Manager of Personnel Department and Human Resources Development Department June 1997 Director and General Manager of Personnel Department June 2000 Executive Director June 2002 Executive Vice President and Representative Director and Director General of Corporate Planning Headquarters April 2006 President and Representative Director (continuing to the present)	
4	Nobuyuki Hashiguchi (March 10, 1947)	April 1969 Entered Japanese National Railways March 1985 Assistant of Development Engineering Section, Construction Department April 1987 Entered the Company, Manager of Civil Engineering Division, Construction Department June 1989 Manager of Management Division, Construction Department May 1992 General Manager of Health & Welfare Department June 1996	32 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Director and General Manager of Morioka Branch Office June 1998 Director and General Manager of Construction Department June 2000 Executive Director and General Manager of Sendai Branch Office June 2002 Executive Director and Deputy Director General of Railway Operations Headquarters June 2004 Executive Vice President and Representative Director and Director General of Railway Operations Headquarters (continuing to the present)	
5	Nobuyuki Sasaki (February 8, 1948)	April 1972 Entered Japanese National Railways December 1985 Assistant of Management Section, Business Management Department April 1987 Entered the Company, Manager of Business Management Department, Related Operations Headquarters April 1988 Manager of Planning Division, Human Resources Development Department February 1989 Manager of Labor Division, Personnel Department June 1991 Manager of Personnel Division, Personnel Department December 1994 General Manager of Public Relations Department June 1997 General Manager of Life-Style Business Development Headquarters June 1998 General Manager of Finance Department June 2000 Director and General Manager of Personnel Department	19 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		October 2002 Director and General Manager of Personnel Department and Director of JR East General Education Center June 2003 Executive Director June 2005 Executive Vice President and Representative Director and Director General of Life-Style Business Development Headquarters (continuing to the present)	
6	Tetsujiro Tani (August 7, 1949)	April 1972 Entered Japanese National Railways February 1986 Assistant of Budget Section, Accounting Department April 1987 Entered the Company, Deputy General Manager of Takasaki Operation Department March 1988 Manager of Planning Division, Marketing Department, Railway Operations Headquarters June 1991 Manager of General Affairs Division, Tokyo District Head Office June 1995 General Manager of Finance Department June 1998 General Manager of General Affairs Department June 2000 Director and General Manager of General Affairs Department June 2002 Executive Director and General Manager of General Affairs Department June 2003 Executive Director April 2006 Executive Vice President and Representative Director and Director General of Corporate Planning Headquarters (continuing to the present)	27 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
7	Yoshiaki Arai (September 1, 1946)	April 1966 Entered Japanese National Railways April 1987 Entered the Company October 1987 Deputy Manager of Personnel Section, General Affairs Division, Tokyo Operation Headquarters December 1988 Deputy Manager of Personnel Section, Personnel Department December 1993 Deputy Manager of Personnel Section, Personnel Department October 1997 Manager of Business Management Division, Tokyo District Head Office June 2000 Director and General Manager of Life-Style Business Development Headquarters June 2002 Executive Director and Deputy Director General of Life-Style Business Development Headquarters (continuing to the present) *Representation of other company: President and Representative Director of JR East Logistics Platform Co., Ltd.	21 shares
8	Tetsuro Tomita (October 10, 1951)	April 1974 Entered Japanese National Railways December 1985 Senior Staff of Management Planning Office April 1987 Entered the Company, Manager of Personnel Section, General Affairs Division, Tokyo Operation Headquarters April 1988 Manager of Station Operation Division, Tokyo Operation Headquarters February 1989 Manager of Management Administration Department, Corporate Planning Headquarters December 1994 Manager of Personnel Division, Personnel	23 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Department June 1998 General Manager of Life-Style Business Development Headquarters June 2000 Director and General Manager of Management Administration Department, Corporate Planning Headquarters June 2003 Executive Director and Deputy Director General of Corporate Planning Headquarters July 2004 Executive Director and Deputy Director General of Corporate Planning Headquarters and General Manager of IT Business Department, Corporate Planning Headquarters June 2005 Executive Director and Deputy Director General of Corporate Planning Headquarters (continuing to the present)	
9	Masanori Tanaka (June 1, 1950)	April 1973 Entered Japanese National Railways December 1986 Assistant of Office of Incorporation of East Japan Railways Corporation April 1987 Entered the Company, Deputy Manager of Management Division, Construction Department February 1988 Deputy Manager of Management Division, Construction Department April 1990 Manager of Engineering Division, Tohoku District Head Office May 1992 Deputy General Manager of Tokyo Engineering Office June 1996 General Manager of Investment Planning Department, Corporate Planning Headquarters June 1998 General Manager of Investment Planning	13 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Department, Corporate Planning Headquarters November 2000 Deputy General Manager of Tokyo Branch Office April 2001 General Manager of Omiya Branch Office June 2001 Director and General Manager of Omiya Branch Office June 2004 Executive Director (continuing to the present)	
10	Masaki Ogata (February 16, 1952)	April 1974 Entered Japanese National Railways August 1986 Assistant of Document Section, Office of President April 1987 Entered the Company, Manager of Management Division, Transport & Rolling Stock Department, Railway Operations Headquarters September 1990 Manager of Service Division , Marketing Department, Railway Operations Headquarters June 1991 Manager of Investment Planning Department, Corporate Planning Headquarters June 1994 Manager of Transport & Rolling Stock Division, Tokyo District Head Office June 1996 Manager of Labor Division, Personnel Department June 1997 Manager of Planning Division, Transport & Rolling Stock Department, Railway Operations Headquarters June 1998 General Manager of Transport Safety Department, Railway Operations Headquarters June 2000	20 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		General Manager of Public Relations Department June 2002 Director and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters June 2004 Executive Director and Deputy Director General of Railway Operations Headquarters (continuing to the present)	
11	Masahiko Ogura (February 3, 1952)	April 1974 Entered the Company April 1986 Manager of Line Maintenance Section, Facility Division, South Tokyo Railways Management Office April 1987 Entered the Company, Manager of Line Maintenance Section, Facility Division, Tokyo Operation Headquarters April 1988 Manager of Engineering Division, Morioka Branch Office April 1990 Deputy Manager of Transport Safety Department, Railway Operations Headquarters February 1991 Manager of Line Maintenance Division, Facility Electricity Department, Railway Operations Headquarters June 1993 Manager of Planning Division, Planning Department, Related Operations Headquarters June 1997 Manager of Planning and Environmental Division, Facilities Department, Railway Operations Headquarters June 1998 General Manager of Facilities Department, Railway Operations Headquarters June 2000 General Manager of Facilities Department, Railway Operations Headquarters June 2002	21 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Director and General Manager of Yokohama Branch Office June 2004 Executive Director and Deputy Director General of Railway Operations Headquarters (continuing to the present)	
12	Kazuyuki Kogure (September 3, 1951)	April 1976 Entered Japanese National Railways February 1987 Assistant of Accounting Section, Accounting Department April 1987 Entered the Company Deputy Manager of Accounting Division, Finance Department June 1989 Deputy Manager of General Affairs Division, General Affairs Department May 1992 Manager of General Affairs Division, General Affairs Department October 1993 Manager of Stock Division, General Affairs Department January 1995 Manager of Finance Division, Finance Department June 1998 Manager of Accounting & Budget Division, Finance Department June 2001 General Manager of Finance Department June 2003 Director and General Manager of Management Administration Department, Corporate Planning Headquarters June 2005 Executive Director (continuing to the present) *Representation of other companies President and Representative Director of JR East Management Service Co., Ltd.	19 shares
13	Yoichi Minami (June 23, 1950)	April 1974 Entered Japan Airlines Co., Ltd. June 1988 Manager of Sales Division, Marketing	19 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Department, Railway Operations Headquarter of the Company February 1989 Manager of Travel Business Division, Marketing Department, Railway Operations Headquarters September 1990 Manager of Travel Business Division, Tokyo District Head Office May 1992 Entered the Company, Manager of Travel Business Division, Tokyo District Head Office July 1994 Manager of Marketing Division, Tohoku District Head Office June 1997 General Manager of Credit Card Department June 2002 Director and General Manager of Marketing Department, Railway Operations Headquarters June 2005 Director and General Manager of Credit Card Department July 2005 Director and Director General of IT Business Development Headquarters (continuing to the present)	
14	Katsumi Asai (October 28, 1953)	April 1977 Entered Japanese National Railways December 1986 Assistant of Office of Incorporation of East Japan Railway Corporation April 1987 Entered the Company Senior Staff of Investment Planning Department, Corporate Planning Headquarters February 1989 Deputy Manager of Investment Planning Department, Corporate Planning Headquarters April 1990 Manager of General Affairs Division,	18 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Morioka Branch Office April 1993 Manager of Human Resources Development Department June 1994 Manager of Business Management Division, Tokyo District Head Office June 1995 Manager of General Affairs Division, Tokyo District Head Office June 1998 Manager of Management Administration Department, Corporate Planning Headquarters June 2000 Manager of General Affairs Department April 2003 Deputy General Manager of General Affairs Department June 2003 Director and General Manager of Personnel Department, Director of JR East General Education Center (continuing to the present)	
15	Tsugio Sekiji (August 13, 1953)	April 1977 Entered Japanese National Railways February 1986 Assistant of Document Section, Office of President April 1987 Entered the Company, Deputy Manager of Management Section, Transport Division, Tokyo Operation Headquarters August 1987 Manager of Management Section, Transport Division, Tokyo Operation Headquarters April 1988 Deputy Manager of Planning Division, Human Resources Development Department May 1990 Deputy Manager of Personnel Division, Personnel Department June 1991 Deputy Manager of Personnel Division,	11 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Personnel Department June 1993 Manager of General Affairs Division, Niigata Branch Office January 1997 Manager of Investment Planning Department, Corporate Planning Headquarters June 2000 Manager of Personnel Department April 2003 Deputy General Manager of Personnel Department June 2003 General Manager of Life-Style Business Development Headquarters June 2004 Director and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters (continuing to the present)	
16	Hiroshi Sawada (May 20, 1951)	April 1975 Entered Japanese National Railways April 1983 Assistant of Employee Relations Section, Employee Relations Department March 1987 Manager of Personnel Section, General Affairs Division, Sendai Railways Management Office April 1987 Entered the Company, Manager of Personnel Section, General Affairs Division, Tohoku District Head Office November 1987 Deputy General Manager of Morioka Branch Office April 1988 Manager of General Affairs Division, Morioka Branch Office April 1990 Manager of Labor Division, Personnel Department June 1991 Manager of Labor Division, Personnel Department	28 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		December 1994 Manager of Management Administration Department, Corporate Planning Headquarters June 1998 Manager of Personnel Department June 2000 General Manager of Life-Style Business Development Headquarters April 2003 General Manager of Life-Style Business Development Headquarters June 2003 Officer and General Manager of Morioka Branch Office June 2005 Director and General Manager of Marketing Department, Railway Operations Headquarters (continuing to the present)	
17	Hiroyuki Nakamura (May 24, 1951)	April 1975 Entered Japanese National Railways February 1986 Assistant of Budget Section, Accounting Department April 1987 Entered the Company, Personnel Department (dispatched to Japanese National Railways Settlement Corporation) March 1988 Manager of General Affairs Division, Niigata Branch Office April 1991 Manager of Office of Head Office Management, General Affairs Division, General Affairs Department November 1992 Manager of General Affairs Division, Tohoku District Head Office December 1995 Manager of Planning Division, Marketing Department, Railway Operations Headquarters June 1998 Life-Style Business Development Headquarters (dispatched to Joh-Shin-Etsu Highlands Development Co., Ltd.)	11 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		November 1999 Life-Style Business Development Headquarters (dispatched to Gala Yuzawa Co., Ltd.) June 2001 General Manager of Health & Welfare Department June 2003 Officer and General Manager of Niigata Branch Office June 2005 Director and General Manager of Tokyo Branch Office (continuing to the present) *Representation of other companies President and Representative Director of JR Tokyo Planning & Development Co., Ltd.	
18	Toru Owada (October 7, 1953)	April 1977 Entered Japanese National Railways March 1984 Senior Staff of Management Planning Office April 1987 Entered the Company, Senior Staff of Management Administration Department, Corporate Planning Headquarters February 1989 Manager of Marketing Development Division, Takasaki Branch Office June 1991 Manager of Management Administration Department, Corporate Planning Headquarters June 1995 Manager of Marketing Division, Tokyo District Head Office June 1998 Life-Style Business Development Headquarters (dispatched to East Japan Kiosk Co., Ltd.) June 2000 Manager of Management Administration Department, Corporate Planning Headquarters April 2003 Deputy General Manager of Management Administration Department, Corporate	23 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Planning Headquarters June 2003 General Manager of Finance Department June 2005 Director and General Manager of Management Administration Department, Corporate Planning Headquarters July 2005 Director and General Manager of Management Planning Department, Corporate Planning Headquarters (continuing to the present)	
19	Seiichiro Oi (January 9, 1950)	April 1975 Entered Japanese National Railways February 1986 Assistant of Line Maintenance Section, Facility Department April 1987 Entered the Company, Deputy Manager of Line Maintenance Division, Facility Electricity Department, Railway Operations Headquarters June 1990 Deputy Manager of Line Maintenance Division, Facility Electricity Department, Railway Operations Headquarters February 1991 Manager of Technology Development Department, Corporate Planning Headquarters April 1991 Manager of Technical Center, Technology Development Promotion Department, Corporate Planning Headquarters June 1994 Manager of Public Relations Department June 1995 Manager of Engineering Division, Tohoku District Head Office June 1998 Facilities Department, Railway Operations Headquarters (dispatched to Totetsu Kogyo Co., Ltd.) June 2000 General Manager of Facilities Department, Railway Operations Headquarters	1 share

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		June 2002 General Manager of Inquiry & Audit Department June 2004 Officer and General Manager of Omiya Branch Office (continuing to the present) *Representation of other companies: President and Representative Director of JR Utsunomiya Planning and Development Co., Ltd.	
20	Yoshitaka Taura (July 18, 1954)	April 1978 Entered Japanese National Railways February 1986 Manager of Personnel Section, General Affairs Division, Sendai Railways Management Office March 1987 Manager of Personnel Section, General Affairs Division, Morioka Railways Management Office April 1987 Entered the Company, Manager of General Affairs Section, Morioka Branch Office February 1988 Deputy Manager of Labor Division, Personnel Department August 1991 Manager of General Affairs Division, Akita Branch Office January 1995 Manager of Stock Division, General Affairs Department June 1997 Manager of Personnel Department June 2000 Manager of Investment Planning Department, Corporate Planning Headquarters April 2003 Deputy General Manager of Investment Planning Department, Corporate Planning Headquarters June 2003 General Manager of General Affairs Department (continuing to the present)	1 share
21	Yuji Fukasawa	April 1978	3 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
	(November 1, 1954)	Entered Japanese National Railways February 1986 Assistant of Employee Relations Section, Employee Relations Department March 1987 Assistant of Secretary Section, Office of President April 1987 Entered the Company, Personnel Department April 1987 General Affairs Division, General Affairs Department, Japanese National Railways Settlement Corporation April 1990 Deputy Manager of General Affairs Division, General Affairs Department February 1991 Manager of Personnel Section, General Affairs Division, Tokyo District Head Office May 1993 Manager of General Affairs Division, Mito Branch Office December 1995 Manager of General Affairs Division, Tohoku District Head Office June 1998 Manager of Finance Division, Finance Department June 2001 Manager of Accounting and Budget Division, Finance Department April 2003 Deputy General Manager of Finance Department June 2003 General Manager of Investment Planning Department, Corporate Planning Headquarters (continuing to the present)	
22	Isao Iwasaki (August 9, 1951)	April 1970 Entered Japanese National Railways April 1987 Entered the Company September 1990 Deputy Manager of Personnel Section,	2 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		General Affairs Division, Tokyo District Head Office February 1994 Manager of Personnel Section, General Affairs Division, Tokyo District Head Office April 1998 Manager of Personnel Section, General Affairs Division, Hachioji Branch Office February 2000 Manager of Marketing Division, Hachioji Branch Office September 2002 Manager of Marketing Division, Tokyo Branch Office June 2004 Manager of General Affairs Division, Tokyo Branch Office (continuing to the present)	
23	Takeshi Inoo (September 11, 1939)	April 1962 Entered Isuzu Motors Limited January 1990 Director January 1993 Executive Director June 1995 Senior Executive Director April 1998 Executive Vice President and Director June 1998 President and Representative Director December 2000 Vice Chairman and Director June 2001 Chairman and Director June 2002 Director of the Company (continuing to the present) June 2002 Senior Advisor of Isuzu Motors Limited	8 shares
24	Takeshi Sasaki (July 15, 1942)	April 1965 Teaching Assistant of the University of Tokyo, Faculty of Law April 1968 Associate Professor of the University of Tokyo, Faculty of Law	1 share

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		November 1978 Professor of the University of Tokyo, Faculty of Law April 1991 Professor of the University of Tokyo, Graduate School of Law and Politics April 1998 Dean of the University of Tokyo, Graduate School of Law and Politics and the University of Tokyo, Faculty of Law April 2001 President of the University of Tokyo April 2005 Professor of the Gakushuin University, Faculty of Law (continuing to the present)	

(Notes)

1. Mr. Tetsujiro Tani is the President of JR GROUP Health Insurance Society, with which the Company has a business relationship concerning occupancy of office space.

2. Mr. Yoshiaki Arai is the President and Representative Director of JR East Logistics Platform Co., Ltd., with which the Company has a business relationship concerning system upgrading to accommodate Suica function.

3. There is no special interest between the Company and other candidates.

4. Mr. Takeshi Inoo and Mr. Takeshi Sasaki meet the requirements for outside directors provided in Item 15, Article 2 of the Business Corporation Law.